IM Cannabis Corp.

Management's Discussion and Analysis

For the Three Months Ended March 31, 2021

May 17, 2021

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

IM Cannabis Corp.

Management's Discussion and Analysis

For the Three Months Ended March 31, 2021 and 2020

This Management's Discussion and Analysis ("MD&A") reports on the consolidated financial condition and operating results of IM Cannabis Corp. (the "Company" or "IMCC") for the three months ended March 31, 2021 and 2020. Throughout this MD&A, unless otherwise specified, references to "we", "us", "our" or similar terms, as well as the "Company" and "IMCC" refer to IM Cannabis Corp., together with its subsidiaries, on a consolidated basis, and the "Group" refers to the Company, its subsidiaries and Focus Medical Herbs Ltd.

This MD&A should be read in conjunction with the Company's interim condensed consolidated financial statements for the three months ended March 31, 2021 (the "Interim Financial Statements") and with the Company's annual financial statements as of December 31, 2020, and for the year then ended and accompanying notes ("Annual Financial Statements").

The Interim Financial Statements have been prepared by management in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). IFRS requires management to make certain judgments, estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the amount of revenue and expenses incurred during the reporting period. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods.

The Interim Financial Statements include the accounts of the Company, and the following entities:

Legal Entity:	Relationship with the Company:
IMC Holdings Ltd. ("IMC Holdings")	Wholly-owned subsidiary
Adjupharm GmbH ("Adjupharm")	Subsidiary of IMC Holdings
IMC Ventures Ltd.	Subsidiary of IMC Holdings
I.M.C Farms Israel Ltd.	Wholly-owned subsidiary of IMC Holdings
I.M.C. - International Medical Cannabis Portugal Unipessoal, Lda.	Wholly-owned subsidiary of IMC Holdings
Focus Medical Herbs Ltd. ("Focus")	Private company over which IMC Holdings exercises "de facto control" under IFRS 10, as further described under the Risk Factors section below
Trichome Financial Corp. ("Trichome")	Wholly-owned subsidiary
Trichome Financial Cannabis GP Inc.	Wholly-owned subsidiary of Trichome
Trichome Financial Cannabis Manager Inc.	Wholly-owned subsidiary of Trichome
Trichome Financial Cannabis Private Credit LP	Limited Partnership, equity accounted investee
Trichome Asset Funding Corp.	Wholly-owned subsidiary of Trichome
Trichome JWC Acquisition Corp.	Wholly-owned subsidiary of Trichome

All intercompany balances and transactions were eliminated on consolidation.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

All amounts in this MD&A are expressed in Canadian Dollars ($) in thousands, unless otherwise noted. Certain amounts are shown in New Israeli Shekel ("NIS"), Euro ("€"), United States dollars ("US$") as noted.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may contain "forward-looking statements" or "forward-looking information," within the meaning of applicable securities legislation (collectively referred to herein as "forward-looking statements" or "forward-looking information"). All statements other than statements of fact may be deemed to be forward-looking statements, including statements with regard to expected financial performance, strategy and business conditions. The words "believe", "plan", "intend", "estimate", "expect", "anticipate", "continue", or "potential", and similar expressions, as well as future or conditional verbs such as "will", "should", "would", and "could" often identify forward-looking statements. These statements reflect management's current expectations and plans with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made.

Without limitation, this MD&A contains forward-looking statements pertaining to:

  the future product portfolios of the Company and its subsidiaries;
  the growth of medical or recreational cannabis markets in the jurisdictions in which the Company operates;
  the anticipated decriminalization of recreational cannabis in Israel;
  the intentions of management of the Company; and
  contractual obligations and commitments.

With respect to the forward looking-statements contained in this MD&A, the Company has made assumptions regarding, among other things:

  the anticipated increase in demand for medical and recreational cannabis in the markets in which the Company operates;
  the Company's satisfaction of international demand for its products;
  future cannabis pricing;
  cannabis production yields; and
  its ability to market the IMC, JWC, and Wagners brands and services successfully to its anticipated customers.

Readers are cautioned that the above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:

  the ability of the Company to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third-party approvals to consummate its transaction with MYM Nutraceuticals Inc. ("MYM") (the "MYM Transaction");

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)
  the ability of the Company to satisfy, in a timely manner, the other conditions to the closing of the MYM Transaction;
  the ability to complete the MYM Transaction on the terms contemplated by the arrangement agreement and other agreements, including the support agreements or at all;
  the ability of the Company, following the completion of the Panaxia and MYM Transaction, to realize the anticipated benefits of the transactions and the timing thereof;
  the consequences of not completing the MYM Transaction, including the volatility of the share prices of the Company and MYM, negative reactions from the investment community and the required payment of certain costs related to the MYM Transaction;
  actions taken by government entities or others seeking to prevent or alter the terms of the MYM Transaction;
  potential undisclosed liabilities of MYM unidentified during the due diligence process;
  the interpretation of the MYM Transaction by tax authorities;
  the focus of management's time and attention on the MYM Transaction and other disruptions arising from the MYM Transaction;
  unexpected disruptions to the operations and businesses of the Company and/or Focus as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19;
  the Company's inability to capture the benefits associated with its acquisition of Trichome;
  the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange ("CSE") and the NASDAQ Capital Market ("NASDAQ");
  the Israeli government deciding to delay or abandon the decriminalization of recreational cannabis;
  the bill relating to the decriminalization of recreational cannabis in Israel being rejected by the Israeli parliament;
  any change in the political environment which would negatively affect the decriminalization of recreational cannabis in Israel;
  the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry;
  Focus' reliance on the Focus Facility (as defined herein) to conduct medical cannabis activities;
  the failure of Focus to maintain the Focus Facility in good standing with all state and municipal Israeli regulations, including all required licenses and permits  and under the Focus Facility related lease agreements;
  the failure of Adjupharm to maintain in good standing or renew any of its government-issued cannabis wholesale, narcotics handling or import/export licenses, permits, certificates or approvals;
  the failure of TJAC to maintain in good standing or renew any of the TJAC Licenses;
  the Group's ability to maintain ancillary business licenses, permits and approvals required to operate effectively;
  any failure of the Company to maintain "de facto" control over Focus in accordance with IFRS 10;
  the failure of Focus to renew its cultivation license with the Israeli Ministry of Health (the "MOH");
  regulatory authorities in Israel viewing the Company as the deemed owner of more than 5% of Focus in contravention of Israeli regulations;
  limitations on stockholdings of the Company in connection with its potential direct engagement in the Israeli medical cannabis market;
  the completion of the Panaxia Transaction (as defined below) and effects thereof, including the anticipated acquisition of trading house and in-house pharmacy activities, the expected receipt of MOH approval in connection with the acquisition of Israeli cannabis licenses, the acquisition of the Panaxia IMC-GDP License (as defined below) and the option to acquire Panaxia Pharmacy Licenses (as defined below);

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)
  the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group, including but not limited to the Construction Allegations, the MOH Allegations (each as defined herein) and the class action proceedings described herein;
  unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medial cannabis in Israel, Germany, Canada, Portugal, Greece, or any foreign jurisdictions in which the Company intends to operate;
  the impact of increasing competition;
  inconsistent public opinion and perception regarding the use of cannabis;
  engaging in activities considered illegal under US federal law;
  political instability and conflict in the Middle East;
  adverse market conditions;
  unexpected business disruptions due to COVID-19 and other disease outbreaks;
  the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  currency fluctuations;
  the costs of inputs;
  reliance on management; and
  the loss of key management and/or employees.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect the business, operations or financial results of the Company are detailed under the headings "Risks Factors" and "Contingent Liabilities and Commitments" of this MD&A. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by applicable securities laws.

FINANCIAL OUTLOOK

The forward-looking information in this MD&A contain statements in respect of estimated revenues. The Company and its management believe that the estimated revenues are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered financial outlooks under applicable securities legislation. These estimates and any other financial outlooks or future-oriented financial information included herein have been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management's current expectations and goals relating to the sales agreements described in the "Corporate Developments" section of this MD&A and other previously announced Focus sales agreements and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities legislation. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Group's control. See the risks and uncertainties discussed in the "Risk Factors" section and elsewhere in this MD&A and other risks detailed from time to time in the publicly filed disclosure documents of the Company which can be viewed online under the Company's profile on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

NON-IFRS FINANCIAL MEASURES

Certain financial measures used in this MD&A do not have any standardized meaning under IFRS, including "Gross Margin", "EBITDA" and "Adjusted EBITDA". For a reconciliation of these non-IFRS financial measures to the most comparable IFRS financial measures, as applicable, see the "Metrics and Non-IFRS Financial Measures" section of the MD&A.

OVERVIEW OF THE COMPANY

Company Background

The Company was incorporated pursuant to the Business Corporations Act (British Columbia) on March 7, 1980, under the name "Nirvana Oil & Gas Ltd." On July 12, 2013, in connection with a share consolidation, the Company changed its name to "Navasota Resources Inc.". On June 22, 2018, the Company completed a consolidation of its common shares ("Common Shares") on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares. On October 4, 2019, in connection with the Reverse Takeover Transaction (as defined below), the Company effected a consolidation of its Common Shares on the basis of one (1) post-consolidation Common Share for every 2.83 pre-consolidation Common Shares and changed its name to "IM Cannabis Corp." On October 11, 2019, the Company completed the Reverse Takeover Transaction and changed its business from mining to the international medical cannabis industry.

On February 12, 2021, in connection with its NASDAQ listing application, the Company effected a consolidation of its Common Shares on the basis of one (1) post-consolidation Common Share for every four (4) pre-consolidation Common Shares.

IMCC is a multi-country operator in the medical and recreational cannabis sector headquartered in Israel with operations in Israel, Germany and Canada.

In Israel, IMC Holdings built the IMC brand of premium medical cannabis products which have been cultivated over the last decade by Focus, an Israeli licensed cultivator over which IMC Holdings exercises "de facto control" under IFRS 10, and its cultivation partners, and sold by Focus in the Israeli market.

Focus holds a license from the MOH to propagate and cultivate medical cannabis in the State of Israel, valid until January 3, 2022 (the "Focus License"). Focus is one of the eight medical cannabis producers initially licensed by Israeli regulatory authorities and has over 10 years of experience in growing high quality medical cannabis products for the Israeli market.

As part of its core Israeli business, the Company offers intellectual property-related services to the medical cannabis industry based on proprietary processes and technologies it developed for the production of medical cannabis products. The Company offers its intellectual property and consulting services to Focus pursuant to certain commercial agreements and receives as consideration for such services a share of Focus' revenues resulting from the sale of medical cannabis products under the IMC brand.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

IMCC currently intends to enter, through its subsidiaries, the distribution and retail segments of the Israeli medical cannabis market, by completing the Panaxia Transaction (as defined below) and by attracting acquisitions of synergistic targets in Israel. Following such vertical integration, IMCC expects to increase its revenue and margins from its Israeli medical cannabis market activities, diversify its business opportunities and gain direct access to medical cannabis patients.

In Europe, IMCC operates through Adjupharm, a German-based subsidiary acquired by IMC Holdings on March 15, 2019. Adjupharm is an EU-GMP certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import/export capability with requisite permits (the "Adjupharm Licenses"). Adjupharm serves as the Company's flagship European outpost for sales and distribution.

Adjupharm currently manufactures and distributes IMC-branded medical cannabis products, in addition to other branded medical cannabis products, to pharmacies and distribution partners in Germany pursuant to sales and distribution agreements. Similar to Focus, Adjupharm sources its medical cannabis products from strategic partners, including various pan-European EU-GMP suppliers. While the Company does not currently distribute products in European countries other than Germany, the Company intends to leverage the platform established by Adjupharm in Germany and its network of distribution partners to expand to other jurisdictions across the continent in which medical cannabis is legal.

IMCC expanded operations to Canada through the acquisition of Trichome on March 18, 2021 and its wholly-owned subsidiary, Trichome JWC Acquisition Corp. ("TJAC") d/b/a JWC. TJAC is a Canadian federally licensed producer of cannabis products in the adult-use recreational cannabis market in Canada (the "TJAC License"). TJAC acquired substantially all of the assets of James E. Wagner Cultivation Corp. on August 28, 2020, under a court supervised process pursuant to the Companies' Creditors Arrangement Act (Canada). Trichome is now focused on acquiring related assets to compliment TJAC and leveraging the knowledge, expertise and insights of its employees, management, and founders.

Alongside organic growth targets, IMCC will be further implementing an aggressive and accretive acquisition strategy focusing on attractively valued and highly synergistic targets in Canada. The consolidated revenues of the Group for the three months ended March 31, 2021 was generated mainly from the sale of medical cannabis products in Israel, Germany, and Canada (starting March 18, 2021), by Focus, Adjupharm, and Trichome; respectively. The Group does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities.

As of March 31, 2021, the Company's major Israeli assets include the Commercial Agreements and the Focus Agreement, as well as its holdings in Xinteza API Ltd. ("Xinteza").

As of March 31, 2021, the Company's major international assets include Trichome in Canada, as well as its holdings in 90.02% of Adjupharm in Germany. As of March 31, 2021, neither the Company nor any of its subsidiaries currently hold, directly or indirectly, any licenses to engage in the propagation, cultivation, production, processing, distribution or sale of medical cannabis products in Israel as required by local legislation. However, under IFRS 10, the Company is required to consolidate the results of Focus, a licensed propagator and cultivator of medical cannabis products under the current Israeli regulatory regime. As such, all financial information in this MD&A is presented on a consolidated basis reflecting the results of the Group. While IMCC does not hold any of the Israeli licenses mentioned above and does not own Focus, it derives a significant portion of its consolidated revenues from Focus' revenue, which is primarily earned from sales of medical cannabis by Focus to pharmacies in Israel. Furthermore, the Company has an option under the Focus Agreement to re-acquire 74% ownership of Focus. For more information, please see at the Risk Factors section below.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

Company Products

'IMC' is a well-known  medical cannabis brand in Israel. Leveraging its long-term success in the Israeli market, the Company launched the brand in Germany in 2020. The Company believes that the IMC brand in Israel has become synonymous with quality and consistency in the Israeli medical cannabis market and it was chosen as one of the four top favourite brands in Israel.1

In association with Focus, the Company maintains a brand portfolio that includes popular medical cannabis inflorescences such as Roma, Dairy Queen, London, Tel Aviv and Pandora Box, as well as full-spectrum cannabis extracts.

'Roma' is marketed as an elegant strain that is known for its strong impact and influence. Roma was chosen as one of the most favored strains in Israel.2  'Tel-Aviv' is marketed as sativa dominated strain that is known for uplifting the spirit and enhancing creativity. Both Roma and Tel-Aviv contain THC, CBD, and CBN within the following ranges: 16-24% (THC), 0-7% (CBD), and CBN lower than 1.5%.

'London' is marketed as a distinct indica, which stands out due to its flavor and strong influence. 'Dairy Queen' is marketed as a rich, velvety strain with a cherry aroma that may assist with reducing stress and producing calmness. 'Pandora Box' is marketed as a sativa-dominant strain, which confers a sense of spirit uplifting, energy and vitality. London, Dairy Queen, and Pandora Box contain THC, CBD, and CBN within the following ranges: 11-19% (THC), 0-5.5% (CBD), and CBN lower than 1.5%.

All of the products are tested in certified labs according to MOH standards and certified before being packaged and labelled with detailed information about the THC, CBD and CBN content of each product.3

In Germany, the Company sells IMC-branded medical cannabis inflorescence products. The medical cannabis products sold in the German market are branded generically as "IMC" so as to rely on the Company's brand recognition in establishing a foothold with German healthcare professionals.

In Canada, commencing March 18, 2021, following completion of the Trichome Transaction (as defined below), the Company's product portfolio consists of primarily dried inflorescence, pre-rolled cannabis, pressed hash, and kief offerings sold by TJAC under the JWC Brand into the Canadian adult use recreational cannabis market. Dried inflorescence is sold primarily in 3.5 gram, 14 gram, and 28 gram formats, pre-rolls are sold in a 3 x 0.5 gram format, and both hash and kief sold in 1 gram and 2 gram formats. In addition, TJAC sells cannabis on a Business-to-Business ("B2B") basis, having found demand from other cannabis producers in Canada due to TJAC's high-quality indoor, aeroponically-grown cannabis.

_________________________________

1 According to a survey carried out by Cannabis Magazine among 519 patients licensed by the MOH to consume medical cannabis (Aug2020, Israel).

2 According to a survey carried out by Cannabis Magazine among 519 patients licensed by the MOH to consume medical cannabis (Aug2020, Israel).

3 The actual percentages of THC and CBD content are determined by certified laboratory inspections and disclosed on the label of each IMC-branded medical cannabis product sold in Israel. Depending on such THC and CBD content, each IMC-branded medical cannabis product is labelled based on the following categories, in accordance with MOH Regulations: (a) 'T20/C4' (THC 16-24% and CBD 0-7%); (b) 'T15/C3' (THC 11-19% and CBD 0-5.5%); (c) 'T10/C2' (THC 6-14% and CBD 0-3.8%); (d) 'T10/C10' (THC 6-14% and CBD 6-14%); (e) 'T5/C5' (THC 1-9% and CBD 1-9%); (f) 'T0/C24' (THC 0-0.5% and CBD 20-28%); (g) 'T1/C20' (THC 0-2.5% and CBD 16-24%); (h) 'T3/C15' (THC 0.5-5.5% and CBD 11-19%); and (i) 'T5/C10' (THC 2.5-7.5% and CBD 6-14%). The stated THC, CBD and CBN percentage ranges for the IMC branded strains are expected ranges; the actual percentages, as labelled on product packaging under the IMC brand, may vary or deviate from such ranges.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

In 2021, TJAC will continue to offer its existing product portfolio and plans to introduce additional offerings in the form of new dried inflorescence strains, new packaging formats and a rebranding of its dried inflorescence, pre-rolled cannabis, hash and kief products under the Company's recently-launched Wagners brand. The Company is focused on diversifying its product portfolio, mainly with premium and super premium branded cannabis products both in Israel, in association with Focus, and in the European market through Adjupharm.

Corporate Developments

(i) the Reverse Takeover Transaction and Canadian Liquidity Events

On October 11, 2019, the Company completed a business combination with IMC Holdings resulting in a reverse takeover of the Company by shareholders of IMC Holdings (the "Reverse Takeover Transaction"). The Reverse Takeover Transaction was effected by way of a "triangular merger" between the Company, IMC Holdings and a wholly-owned subsidiary of the Company pursuant to Israeli statutory law.

In connection with the Reverse Takeover Transaction, the Company completed a private placement offering of 19,460 , 527  subscription receipts (each a "Subscription Receipt") of a wholly-owned subsidiary of the Company ("Finco") at a price of $1.05 per Subscription Receipt for aggregate gross proceeds of $20,43 3  (the "Financing"). Upon the satisfaction or waiver of, among other things, all of the condition precedents to the completion of the Reverse Takeover Transaction, each Subscription Receipt was exchanged for one unit of Finco (a "Finco Unit") with each Finco Unit being comprised of one (1) common share of Finco (a "Finco Share") and one-half (1/2) of one (1) Finco Share purchase warrant (each whole warrant, a "Finco Warrant"). Each whole Finco Warrant was exercisable for one Finco Share at an exercise price of $1.30 until October 11, 2021. Upon closing of the Reverse Takeover Transaction, the Finco Shares and Finco Warrants were exchanged for Common Shares and Common Shares purchase warrants ("Listed Warrants") on economically equivalent terms on a 1:1 basis. A total of 9,730,258 Listed Warrants were issued and listed for trading on the CSE under the ticker "IMCC.WT".

In addition, IMC Holdings granted to the agents who acted on its behalf in connection with the Financing, options to acquire 1,199,326 compensation units (the "2019 Compensation Units") at an exercise price of $1.05 per 2019 Compensation Unit. Upon completion of the Reverse Takeover Transaction, the 2019 Compensation Units were exchanged for compensation options of the Company (the "2019 Compensation Options"). Prior to the Share Consolidation (as defined below), each 2019 Compensation Option consisted of one Common Share and one-half of one Common Share purchase warrant (the "Unlisted Warrants") with each whole Unlisted Warrant exercisable for one Common Share at an exercise price of $1.30 for 36 months following the issuance (until August 30, 2022), with such Unlisted Warrants issued as a result of exercises of 2019 Compensation Options and not listed for trading on any exchanges.

Upon the completion of the Reverse Takeover Transaction, the former holders of IMC Holdings held approximately 84.28% of the issued and outstanding Common Shares and the previous holders of Subscription Receipts held approximately 13.35% of the Common Shares, in each case, on a non-diluted basis.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

On November 5, 2019, the Common Shares began trading on the CSE under the ticker symbol "IMCC".

On February 12, 2021, the Company's shareholders approved at a special meeting the consolidation of all the Company's issued and outstanding Common Shares on a four (4) to one (1) basis (the "Share Consolidation"). Following the Share Consolidation, the number of Listed Warrants, Unlisted Warrants, and 2019 Compensation Options outstanding was not altered; however, the exercise terms were adjusted such that four Listed Warrants are required to be exercised to purchase  one Common Share following at an adjusted exercise price of $5.20, four Unlisted Warrants are required to be exercised to purchase one Common Share at an adjusted exercise price of $5.20, and four 2019 Compensation Options are required to be exercised to purchase one unit at an adjusted exercise price of $4.20, with each unit exercisable into one Common Share and one-half of one Unlisted Warrant, with each whole Unlisted Warrant expiring on August 30, 2022 and exercisable to purchase one Common Share at an exercise price of $5.20. The consolidated financial statements give effect to the Share Consolidation for all periods presented.

On March 1, 2021, the Common Shares commenced trading on NASDAQ under the ticker symbol "IMCC", making the Company the first Israeli medical cannabis operator to list its shares on NASDAQ.

As of March 31, 2021 and 2020, there were 9,289,015 and 9,730,235 Listed Warrants outstanding, respectively, and the Company re-measured the Listed Warrants, according to their trading price in the market, in the amount of $9,382 and $34, respectively. For the three months ended March 31, 2021 and 2020, the Company recognized a revaluation gain of $7,060 and $167, respectively, in the consolidated statement of profit or loss and other comprehensive income, in which the unrealized gain is included in finance income (expense).

During the three months ended March 31, 2021, a total of 440,220 Listed Warrants were exercised for 110,055 Common Shares at an adjusted exercise price of $5.20 per Common Share. As a result, the Company recorded receivables at a total amount of $572.

During the three months ended March 31, 2021, a total of 194,992 Unlisted Warrants were exercised for 48,748 Common Shares at an adjusted exercise price of $5.20 per Common Share. As a result, the Company received a total amount of $253.

During the three months ended March 31, 2021, a total of 197,632 2019 Compensation Options were exercised for 49,408 Common Shares and 24,703 Unlisted Warrants. Consequently, the Company received an aggregate adjusted exercise amount of $208.

(ii) Restructuring

Current Israeli law requires prior approval by the Israeli Medical Cannabis Agency ("IMCA") of the identity of any shareholder owning 5% or more of an Israeli company licensed to engage in cannabis-related activities. For a number of reasons, including the opportunity to leverage a network of multiple Israeli licensed producers cultivating under the IMC brand, and in contemplation of a "go-public transaction" to geographically diversify the Company's share ownership, IMC Holdings restructured its organization on April 2, 2019 (the "IMC Restructuring") resulting in the divestiture to Oren Shuster and Rafael Gabay of its interest in Focus, which is licensed by the MOH to propagate and cultivate cannabis in Israel.

IMC Holdings retains an option with Messrs. Shuster and Gabay to re-acquire the sold interest in Focus at its sole discretion and in accordance with Israeli cannabis regulations, within 10 years of the date of the IMC Restructuring (the "Focus Agreement"). The Focus Agreement sets an aggregate exercise price equal to NIS 765.67 per share of Focus for a total consideration of NIS 2,756,500, that being equal to the price paid by Messrs. Shuster and Gabay for the acquired interests in Focus at the time of the IMC Restructuring.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

As part of the IMC Restructuring, IMC Holdings and Focus entered into an agreement in which Focus shall use the IMC brand on an exclusive basis for the sale of any cannabis plant and/or cannabis product produced by Focus, either alone or together with other sub-contractors engaged by Focus (the "IP Agreement"). Focus is also obligated to exclusively use IMC Holdings for certain management and consulting services including: (a) business development services; (b) marketing services; (c) strategic advisory services; (d) locating potential collaborations on a worldwide basis; and (e) financial analysis services (the "Services Agreement" and collectively with the IP Agreement, the "Commercial Agreements").

Under the IP Agreement, IMC Holdings charges Focus an amount equal to 25% of its revenues on a quarterly basis, which shall not be changed without the consent of IMC Holdings, as consideration for Focus' use of certain trademarks, know-how, technology and maintenance services provided by IMC Holdings.

Under the Services Agreement, IMC Holdings charges Focus an amount equal to IMC Holdings' cost of providing certain services to Focus plus a 25% mark-up, which shall not be changed without the consent of IMC Holdings, as consideration for the provision of such services.

Subsequent to the IMC Restructuring, according to accounting criteria in IFRS 10, IMCC is still viewed as effectively exercising control over Focus, and therefore, the accounts of Focus continue to be consolidated with those of the Company.

As a result of the IMC Restructuring, IMCC derives revenue from the Commercial Agreements. IMCC does not directly hold any licenses to engage in the cultivation, production, processing, distribution or sale of medical cannabis in Israel.

(iii) Regulatory Changes in Israel

Changes under the MOH Regulations

Until September 2019, patients licensed for consumption of medical cannabis products by the IMCA received all of their medical cannabis products authorized under their respective licenses at a fixed monthly price of NIS 370, regardless of each patient's authorized amount. As an example, a patient who was to receive 20 grams of medical cannabis products per month would pay the same monthly fee of NIS 370 as a patient who received 180 grams per month. In addition, IMCA assigned patients to a particular licensed medical cannabis producer, from which each patient would exclusively receive their medical cannabis products. Under the previous medical cannabis regulations, Focus distributed approximately 80% of its medical cannabis products via home delivery and the remaining 20% via an IMCA-established distribution outlet.

Under the MOH's new regulations, medical cannabis products are delivered from a licensed producer to a manufacturer, which then delivers to a distributor to distribute to pharmacies. In addition, patients licensed for consumption of medical cannabis products are no longer exclusively assigned to medical cannabis producers and may purchase medical cannabis products from authorized pharmacies at a range of price points without any MOH-regulated price controls.

In light of the MOH's new regulations, some medical cannabis patient licenses granted under the previous regime are still valid. The medical cannabis patient licenses set to expire during the period from February 1, 2019 to July 31, 2019 were extended by order of the Israeli Supreme Court until further notice by the Court. While these licenses remain valid, the patients who hold these licenses are entitled to receive medical cannabis products pursuant to the price controls and supplier restrictions of the former regime. Additional information on the proceedings pursuant to which the above-referenced order was granted can be found under "Legal Proceedings and Regulatory Actions - Legal Proceedings - Supreme Court of Justice 2335/19".

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

Following the implementation of the above MOH's new regulations, the Group believes that the Israeli medical cannabis market will continue to benefit from price stability of the premium and super premium medical cannabis products, an increase to the number of physicians certified by the IMCA to prescribe medical cannabis and thus, an increase in the number of licensed medical cannabis patients.

Medical Cannabis Imports

In October 2020, the MOH issued an updated procedure, titled "Guidelines for Approval of Applications for Importation of Dangerous Drug of Cannabis Type for Medical Use and for Research" ("Procedure 109"), describing the application requirements for cannabis import licenses for medical and research purposes. According to Procedure 109, the following permits and licenses are required to receive a cannabis import license: (1) License to possess medical cannabis and operate in the medical cannabis industry; (2) License to import plant material; (3) Permit to import narcotic drugs; and (4) License to import a dangerous drug.

Medical Cannabis Exports

In October 2020, the MOH launched a new pilot program under which medical cannabis producers would be authorized to export medical cannabis products, subject to the requirement that certain products be made available at a fixed price of NIS 14 per gram to patients in Israel over the age of 21 and NIS 10 per gram to patients under the age of 21 (the "Pilot Program"). Each participating company would decide the selection of medical cannabis products made available under the Pilot Program. The Pilot Program was planned for an initial period of three months and was extended in January 2021. As products bearing the IMC brand are offered as part of the Pilot Program, IMC-branded products are eligible for immediate application for export permits.

In December 2020, the IMCA published guidelines for the medical cannabis export permit application process4  (the "Export Guidelines"), pursuant to which an export permit will only be granted to an applicant if (i) sufficient domestic supply has been secured by such applicant in the variety and quantity that will meet the Israeli level of demand; (ii) the delivery of medical cannabis is made from approved sites; (iii) the applicant has a valid IMC-GDP certification and business license from the IMCA; and (iv) an import permit from the importing country is obtained and attached to the export application. The term to apply for export permits under the program, according to the Export Guidelines, were set to expire at the end of Q1 2021. Further extensions are considered by the IMCA based on the success of the Pilot Program.

Legalization of Adult-Use Recreational Cannabis in Israel

As of the date of this MD&A, adult-use recreational cannabis use in Israel is illegal. In November 2020, an Israeli government committee responsible for advancing the cannabis market reform published a report supporting and recommending the legalization of adult-use recreational cannabis in Israel (the "Report"). Based on the Report, the Israeli Ministry of Justice was expected to formulate a bill to begin the legislative process towards the legalization of adult-use recreational cannabis. The government committee made its recommendation for legalization based on the increasing demand for adult-use recreational cannabis in Israel, the importance of maintaining quality standards and limiting uncontrolled products, the need for increased access to cannabis by medical patients and the objective of decreasing the size of the illegal market. The model proposed by the government committee in the Report is similar in nature to the model adopted in Canada, whereby the sale of adult-use recreational cannabis would be channeled through government-licensed dispensaries.

_________________________________

4 Directive 110, December 2020 [Hebrew] - https://www.health.gov.il/hozer/CN_110.pdf

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

In December 2020, the governing Israeli parliament dissolved and general elections were held on March 23, 2021. All such legislative initiatives were suspended and there is no certainty regarding their renewal following a formation of a new government.

(iv) Israeli Market

The Israeli medical cannabis market has shown dramatic growth over the past several years. It is projected that this growth will continue and according to MOH estimates, the number of patients in Israel licensed by the MOH to consume medical cannabis is expected to reach 120,000 by the end of 2021.

Israeli Market Development 2011-2021

According to MOH monthly publication, as of March 2021, there are 88,428 licensed patients in Israel, and a monthly prescription of 2,848,000 and 3,190,000 grams of cannabis were recorded in December 2020 and March 2021, respectively.5

The below reflects the number of licensed medical cannabis patients in Israel over the year 2011 to March 2021:

_________________________________

5 https://www.health.gov.il/Subjects/cannabis/Documents/licenses-status-march-2021.pdf

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

(v)  European Activity

The Company's European strategy is centered in Germany, whose medical cannabis market is currently considered the largest in Europe.6  To develop its operations in Germany, on March 15, 2019, the Company acquired, through IMC Holdings, 100% of the shares of Adjupharm (the "Adjupharm Shares"), a licensed EU-GMP certified medical cannabis distributor. IMC Holdings acquired the Adjupharm shares for €924 thousands (approximately $1,400 as of the acquisition date) with additional obligations to the sellers including repayment of bank loans of up to €680 thousands (approximately $1,030 as of the acquisition date). These bank loans were repaid by IMC Holdings in May 2019. The Company, through IMC Holdings, currently owns 90.02% of Adjupharm, with the balance owned by Adjupharm's Chief Executive Officer.

The Company continues to develop Adjupharm as its European hub and to expand its presence in the German market by forging partnerships with pharmacies and distributors across the country. Led by Adjupharm's Chief Executive Officer Mr. Richard Balla, the Company's objective is to capture a significant market share in Germany by working directly with distributors to increase market reach for products bearing the IMC brand. The Company currently has approximately 3,200 square feet of warehousing and GMP Standard production capacity in Germany and is in process to expand its facilities by an additional 3,200 square feet. Adjupharm sources its supply of medical cannabis for the German market from EU-GMP certified suppliers.

Adjupharm relies on its sales and distribution agreements to supply and distribute IMC-branded products to distribution partners in Germany, which are then distributed to German pharmacies. There are approximately 19,000 community pharmacies in Germany, each of which is permitted to create and dispense medications, including medical cannabis, pursuant to physician prescriptions.7  Adjupharm recently completed the expansion of its internal and external sales department and is focused on increasing physician awareness and engagement to drive sales of IMC-branded medical cannabis products. The competitive advantage in Germany lies in the Group's track record and brand reputation in Israel and proprietary data supporting the effectiveness of medical cannabis for the treatment of a variety of conditions.

The Company is actively seeking additional cultivation partners to diversify its sources of supply of premium and super premium cannabis products and further develop its European presence.

The Company has also engaged in exploratory operations to expand to Portugal and Greece, by establishing a wholly-owned subsidiary in Portugal in October 2018, and a joint venture in Greece (25% owned by IMCC), however it has deferred any further investment in these jurisdictions indefinitely in light of the uncertainty related to COVID-19.

Due to the impact of the COVID-19 pandemic on Germany in the first quarter of 2021, the Company, through Adjupharm, leveraged its established distribution platform to enter into several reseller agreements of COVID-19 antigen test kits. Such engagement of Adjupharm is expected to facilitate and further enhance its business relationship with pharmacies in Germany and support its distribution platform for medical cannabis. In light of the uncertainty related to COVID-19, the Company will examine the continued demand of the German market for such test kits prior to any further engagement relating thereto. For more information, please see "Strategic Developments".

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6 Health Europa, June 23, 2020. https://www.healtheuropa.eu/exploring-growth-in-the-european-medical-cannabis-market/100849/

7 Federal Union of German Associations of Pharmacists: Figures Data Facts 2020.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

(vi) Investment in Xinteza

On December 26, 2019, IMC Holdings entered into a share purchase agreement with Xinteza, a company with a unique biosynthesis technology, whereby the Company acquired, on an as-converted and fully diluted basis, 25.37% of Xinteza's outstanding share capital, for consideration of US$1,700 (approximately $2,200 as of December 2019) paid in several installments (the "Xinteza SPA"). As of March 31, 2021, the Company has paid all outstanding installments pertaining to the Xinteza SPA and holds 24.2% of the outstanding share capital of Xinteza on an as-converted and fully diluted basis.

Under an exclusive license from Yeda Research & Development Company Ltd., the commercial division of the Weizmann Institute of Science, and based on disruptive plant genetics and metabolomics research led by Professor Asaph Aharoni, Xinteza has been developing advanced proprietary technologies relating to the production of cannabinoid-based active pharmaceutical ingredients for the pharmaceutical and food industries using biosynthesis and bio-extraction technologies.

(vii) Strategic Developments:

1. On March 1, 2021, the Common Shares commenced trading on NASDAQ under the ticker symbol "IMCC", making the Company the first Israeli medical cannabis operator to list its shares on NASDAQ.

2. On March 8, 2021, the Company announced that Focus signed a multi-year supply agreement with GTEC Holdings Ltd. ("GTEC"), a Canadian licensed producer of handcrafted and high-quality cannabis (the "GTEC Agreement"). According to the GTEC Agreement, Focus will import GTEC's high-THC medical cannabis inflorescence into Israel to be sold under the IMC brand. With the arrival of these commercial shipments, the Company will launch a new category of imported premium indoor medical cannabis products under its well-established brand. The import of the Canadian-grown high-THC strains from GTEC's subsidiary, Grey Bruce Farms Incorporated ("GBF"), is expected to commence in Q2 2021, subject to fulfilling all regulatory requirements in relation to such import, including compliance with MOH regulations and receipt of a valid export license from Health Canada. According to the GTEC Agreement, Focus will purchase a minimum quantity of 500 kg of high-THC medical cannabis inflorescence from GBF and will be the exclusive recipient of GTEC cannabis products in the Israeli market for a period of 12 months from the date that the first shipment of GTEC products arrives in Israel (the "Exclusive Term"). The Exclusive Term can be extended under the terms of the GTEC Agreement by an additional 6 months.

3. On March 12, 2021, the Company filed a preliminary short form base shelf prospectus (the "Preliminary Shelf Prospectus") with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada (the "Securities Commissions"), and on March 15, 2021, the Company filed a corresponding shelf registration statement on Form F-10, with the United States Securities and Exchange Commission (the "SEC") under the Multijurisdictional Disclosure System ("MJDS") established between Canada and the United States.

On March 31, 2021, in connection with the Preliminary Shelf Prospectus, the Company filed a final short form base shelf prospectus (the "Final Shelf Prospectus") with the Securities Commissions and a corresponding shelf registration statement on Form F-10 (the "Registration Statement") with the SEC. The Final Shelf Prospectus and the Registration Statement enable the Company to offer up to US$250,000 (or its equivalent in other currencies) of Common Shares, warrants, subscription receipts, debt securities, units (collectively, the "Qualified Securities"), or any combination of such Qualified Securities from time to time, during the 25-month period that the Final Shelf Prospectus is effective. The specific terms of any offering under the Final Shelf Prospectus and the intended use of the net proceeds will be established in a prospectus supplement, which will be filed with the Securities Commissions and the SEC in connection with any such offering.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

4. On March 12, 2021, Adjupharm entered into a supply agreement with Northern Green Canada Inc. ("NGC") (the "NGC Supply Agreement"). Under the terms of the NGC Supply Agreement, NGC will provide Adjupharm with three new strains of medical cannabis products, to be distributed under the IMC brand to German pharmacies pursuant to Adjupharm's distribution agreements with its German distribution partners. Shipments from NGC are expected to commence in the second quarter of 2021.

5. On March 18, 2021, the Company acquired all of Trichome's issued and outstanding shares (the "Trichome Shares") and closed the Trichome Transaction that was previously announced on December 30, 2020. Pursuant to the terms of the Trichome Transaction, former holders of Trichome Shares and former holders of Trichome convertible instruments (the "Trichome Securityholders") received 0.24525 of a Common Share for each Trichome Share held and each in-the-money convertible instrument of Trichome. As a result of the Trichome Transaction, a total of 10,104,901 Common Shares were issued to the Trichome Securityholders, resulting in former Trichome Securityholders holding approximately 20.06% of the total number of issued and outstanding Common Shares immediately after closing. In addition, 100,916 Common Shares were issued to financial advisors for advisory fees in connection with the Trichome Transaction.

6. On March 29, 2021, Adjupharm entered into a supply agreement with MediPharm Labs Corp. ("MediPharm Labs") for certain medical cannabis extract products to be delivered by MediPharm Labs over an initial two-year term with an automatic two-year extension period.

7. On March 30, 2021, Zur Rose Pharma GmbH ("Zur Rose") and the Company entered into a termination settlement agreement in connection with the sales agreements announced in July 2020 according to Zur Rose's request, and under which Adjupharm received a termination fee. According to the termination agreement no inventory will be transferred from Zur Rose to Adjupharm or vice versa.

8. During March 2021, Adjupharm entered into two supply agreements with supply partners in China, under which Adjupharm shall buy COVID-19 rapid antigen test kits. Concurrently, Adjupharm entered into several resale agreements with reseller partners in Germany, under which Adjupharm shall sell the COVID-19 antigen test kits supplied from the China-based suppliers, to be distributed to pharmacies and retailers in Germany.

Subsequent Events

9. On April 1, 2021, the Company entered into a definitive agreement to acquire MYM and its licensed producer subsidiary Highland Grow Inc., pursuant to a plan of arrangement to be completed under the OBCA. Under the terms of the MYM Transaction, the shareholders of MYM will receive 0.022 Common Shares for each common share of MYM. Upon completion of the MYM Transaction, MYM former shareholders will own approximately 14.5% of the Company. The completion of the MYM Transaction is expected to occur before the end of 2021, and it will be subject to required court, securityholder and regulatory approvals.

10. On April 1, 2021, through its wholly owned subsidiary, Trichome, the Company was repaid on its loan to Heritage Cannabis Holdings Corp. The total payout was for proceeds of $4,727, of which $4,705 was principal with the remaining balance representing accrued interest. The loan was an acquired asset from the Trichome Transaction.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

11. On April 23, 2021, through its wholly owned subsidiary, Trichome, the Company was repaid on its loan to Good Buds Company International Inc. The total payout was for proceeds of $3,128, of which $2,900 was principal with the remaining balance representing accrued interest. The loan was an acquired asset from the Trichome Transaction.

12. On April 30, 2021, the Company announced that its wholly-owned Israeli subsidiary, IMC Holdings, signed a definitive agreement (the "Panaxia Agreement") with Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd. (collectively "Panaxia") (the "Panaxia Transaction"). Pursuant to the Panaxia Agreement, IMC Holdings will acquire Panaxia's trading house license and in-house pharmacy activities,  certain distribution assets and an option to purchase a pharmacy with licenses to sell medical cannabis to patients , for an aggregate purchase price of $7.2 million, comprised of $2.9 million in cash and $4.3 million in Common Shares (the "Panaxia Consideration Shares"). The Panaxia Transaction will close in two stages, with the option of a third stage. Upon the initial closing, all online-related activities and intellectual property will transfer to IMC Holdings. The second closing, which is subject to MOH approval, is expected to occur on or before July 30, 2021, or upon receipt of MOH approval. Upon the second closing, Panaxia will transfer its IMC-GDP license, which allows the holder to store and distribute medical cannabis in Israel, to IMC Holdings or its subsidiary (the "Panaxia IMC-GDP License"). The Panaxia Transaction includes an option to acquire Panaxia's pharmacy (the "Panaxia Option"), including licenses to dispense and sell to cannabis patients (the "Panaxia Pharmacy Licenses") for additional payment in the amount equal to the medical cannabis inventory of the pharmacy at the time of exercise, which will become effective as of February 15, 2022.

13. On May 10, 2021, the Company completed an overnight marketed offering (the "Offering") of 6,086,956 Common Shares (each an "Offered Share") at a price of US$5.75 per Offered Share for aggregate gross proceeds of approximately US$35 million. The Company also issued 3,043,478 Common Share purchase warrants (each a "2021 Warrant") to purchasers of Offered Shares, for no additional consideration, that entitle the holders to purchase Common Shares of the Company at an exercise price of US$7.20 for a term of 5 years from the day of closing. Pursuant to the terms of the Offering, the agents hold an over-allotment option to purchase up to an additional 913,044 Offered Shares and 456,522 2021 Warrants on the same terms and conditions for a period of 30 days following the day of closing. The Offering was conducted pursuant to the Company's Registration Statement and Final Shelf Prospectus, made effective on March 31, 2021, by the SEC and the Securities Commissions, respectively. On May 5, 2021, the Company filed a final prospectus supplement (the "Prospectus Supplement") in Canada, which also was filed with the SEC.

Company Outlook

In Israel, the Company, through the Commercial Agreements, continues to expand the IMC brand recognition, and supply., in association with Focus, the growing medical cannabis market in Israel with products bearing the IMC brand. With the expected high growth of the Israeli medical cannabis market, the Company is well positioned to reap the benefits of its long-term presence and strong brand recognition, and it expects continued increases in revenues, as well as increased profitability. In addition, the Company intends to enter, through its subsidiaries, additional segments of the medical cannabis market in Israel, including the distribution and retail segments, by completing the Panaxia Transaction and further acquisitions of synergistic targets in Israel. Following such vertical integration, the Company expects to increase its revenue and margins from its Israeli medical cannabis market activities, diversify its business opportunities and gain direct access to medical cannabis patients to benefit from market knowledge and trends. Furthermore, the Group is focused on diversifying its product portfolio with premium and super premium medical cannabis products, leveraging its Canadian acquisition strategy that is expected to result in additional opportunities to export premium cannabis products to both Israel and Germany.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

The Company's objective within Europe is to capitalize on the increasing demand for medical cannabis products and to bring the well-established IMC brand and its product portfolio to European patients. The Company's operating track record, accumulation of data and brand reputation in Israel is a competitive advantage in gaining traction within the German and European markets and building support among physicians who prescribe medical cannabis products.

In Canada, following the successful completion of the Trichome Transaction on March 18, 2021, IMCC's global platform now includes the adult-use recreational cannabis market, in addition to its established distribution channels for medical cannabis in Israel through Focus and in Germany through Adjupharm. Additionally, the Company's senior management team now includes extensive experience in acquisitions and restructuring to capitalize on consolidating a targeted list of attractively valued and highly synergistic assets.

Trichome is now focused on acquiring related assets to compliment TJAC and leveraging the knowledge, expertise and insights of its employees, management and founders. Furthermore, the Company expects TJAC's premium indoor, aeroponic cultivation facilities in Canada to serve as a long-term source of premium cannabis supply for the Group.

Alongside its organic growth targets, IMCC will continue with an aggressive and accretive acquisition strategy focusing on attractively valued and highly synergistic targets in Canada, including its proposed acquisition of MYM, a Canadian cultivator, processor and distributor of premium cannabis via its two wholly-owned subsidiaries - Highland Grow Inc., in Antigonish, Nova Scotia and SublimeCulture Inc., in Laval, Quebec. IMCC believes that successful completion of the MYM Transaction will enhance IMCC's focus on premium and super premium branded cannabis products in Canada, expand its distribution capabilities and fast track the entrance of JWC brand (soon to be relaunched as "Wagners") into new markets. Highland Grow in particular is known for its super premium products and is well received by consumers in the Canadian market.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

Overview of Financial Performance

	For the three months ended March 31,		For the Year ended December 31,
	2021*	2020	2020	2019

Net Revenues	$ 8,767	$ 1,340	$ 15,890	$ 9,074

Gross profit before fair value impacts in cost of sales	$ 4,627	$ 631	$ 8,809	$ 4,313

Gross margin before fair value impacts in cost of sales (%)	53%	47%	55%	48%

Operating Income (Loss)	$ (1,705)	$ 1,664	$ (8,245)	$ (10,275)

Net Income (Loss)	$ 4,715	$ 200	$ (28,734)	$ (7,419)

Net Income (Loss) per share attributable to equity holders of the Company - Basic	$ 0.11	$ (0.01)	$ (0.74)	$ (0.23)

Net Income (Loss) per share attributable to equity holders of the Company - Diluted (in CAD)	$ (0.06)	$ (0.01)	$ (0.74)	$ (0.23)

*Includes the results of operations of Trichome from March 18, 2021 to March 31, 2021

The Overview of Financial Performance includes reference to "gross margin", which is a non-IFRS financial measure. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. The Company defines gross margin as the difference between revenue and cost of revenues divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

Operational Results - Medical Cannabis

	For the three months ended March 31,		For the Year ended December 31,
	2021*	2020	2020	2019
Average net selling price of dried cannabis (per Gram)	$ 4.94	$ 5.11	$ 5.75	$ 3.39

Quantity harvested (in Kilograms)	131	-	4,564	2,351

Quantity sold (in Kilograms)	1,185	198	2,586	2,180

*Includes the results of operations of Trichome from March 18, 2021 to March 31, 2021

Review of Operations for the three months ended March 31, 2021 and 2020

Net Revenues

The Group operates in one reporting segment. The main revenues of the Group are generated from sales of medical cannabis products to customers in Israel.

Revenues for the three months ended March 31, 2021 and 2020 were $8,767 and $1,340 respectively, representing an increase of $7,427 or 554%.  Total product sold for the three months ended March 31, 2021 was 1,185 kg at an average selling price of $4.94 per gram compared to 198 kg at an average selling price of $5.11 per gram for the three months ended March 31, 2020. The increase in revenues for the three months ended March 31, 2021 is attributable to deliveries made under the Focus' sales agreements to pharmacies, as well as to revenues generated from Adjupharm and commencing consolidation of Trichome activities as of March 18, 2021.

Cost of Revenues

The cost of revenues includes production, testing, shipping and sales related costs. At harvest, the biological assets are transferred to inventory at their fair value which becomes the deemed cost for the inventory. Inventory is later expensed to the cost of sales when sold. Direct production costs are expensed through the cost of sales.

The cost of revenues for the three months ended March 31, 2021 and 2020 were $4,140 and $709, respectively, representing an increase of $3,431 or 484%. Cost of revenues is comprised of cultivation costs, purchase of materials and finished goods, utilities, salary expenses and import costs, as well as certain adjustments made by the Company in order to adhere to the Israeli MOH's new regulation. Focus expects net cost of sales to vary from quarter to quarter based on the number of pre-harvest plants, after harvest plants, the strains being grown and technological progress in the trimming machines.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

Gross Profit

Included in the Company's calculation of gross profit are the following:

• production costs (current period costs that are directly attributable to the cannabis growing and harvesting process);

• materials and finished goods purchase costs

• a fair value adjustment on sale of inventory (the change in fair value associated with biological assets that were transferred to inventory upon harvest);

• a fair value adjustment on growth of biological assets (the estimated fair value less cost to sell of biological assets as at the reporting date).

Included in gross profit is the net change in fair value of biological assets, inventory expensed and production costs. Biological assets consist of cannabis plants at various after-harvest stages which are recorded at fair value less costs to sell after harvest.

Gross profit for the three months ended March 31, 2021 and 2020 was $5,028 and $4,592, respectively, representing an increase of $436 or 9%. Gross profit included gains from unrealized changes in fair value of biological assets and realized fair value adjustments on inventory sold of $401 and $3,961 for the three months ended March 31, 2021 and 2020, respectively.

Expenses

General and Administrative

General and administrative expenses for the three months ended March 31, 2021 and 2020 were $4,913 and $1,930, respectively, representing an increase of $2,983 or 155%. The increase in the general and administrative is mainly attributable to the growing corporate activities in Israel, Germany, and Canada, professional services derived from legal fees and other consulting services, among other, in relation to the NASDAQ listing and M&A processes in the amount of $2,654 (including share based expenses to financial advisors of approximately $990), salaries to employees in the amount of $1,186, and insurance costs in the amount of $352.

Selling and Marketing

Selling and marketing expenses for the three months ended March 31, 2021 and 2020 were $1,189 and $477, respectively, representing an increase of $712 or 149%. The increase in the selling and marketing expenses was due mainly to the Company's increased marketing efforts in Israel and brand launch in Germany as well as increased distribution expenses relating to the increase in sales.

Research and Development

Research and development expenses for the three months ended March 31, 2021 and 2020 were $1 and $27, respectively, representing a decrease of $26 or 96%. The decrease for the three months ended March 31, 2021 was primarily associated with the COVID-19 pandemic, which caused delays in new projects in Greece and Portugal.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

Share-Based Compensation

Share-based compensation expense for the three months ended March 31, 2021 and 2020 was $630 and $494, respectively, representing an increase $136 or 28%. The increase was mainly due to the grant of new incentive stock options ("Options"), offset by the decrease in the fair value adjustment of consultants' options, resulting from the decrease of the Company's share price.

Financing

Financing income (expense), net, for the three months ended March 31, 2021 and 2020 was $6,923 and $(283), respectively, representing an increase of $7,206 or 2,546%. The change was mainly due to $7,060 finance income arising from valuation update of the Warrants, which was affected by the Company's decreased share price.

Depreciation and Amortization

Depreciation and amortization expenses for three months ended March 31, 2021 and 2020 were $385 and $96, respectively, representing an increase of $289 or 301%. Depreciation and amortization expenses are impacted by the adoption of IFRS 16 Leases, renewal of Focus' greenhouses and Focus' purchase of additional production equipment, as well as the amortization of intangible assets mainly following the acquisition of Adjupharm and Trichome.

Net Income (Loss)

Net income for the three months ended March 31, 2021 and 2020 was $4,715 and $200, respectively, representing a net income increase of $4,515 or 2,258%. The net increase related to factors impacting net income from operations described above, and finance income driven by revaluation of Warrants in the amount of $7,060, which were recorded against liability on the grant day and were re-evaluated at March 31, 2021 through profit or loss.

Net Income (Loss) per share Basic and Diluted

Basic loss per share is calculated by dividing the net profit attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted profit per Common Share is calculated by adjusting the earnings and number of Common Shares for the effects of dilutive Warrants and other potentially dilutive securities. The weighted average number of Common Shares used as the denominator in calculating diluted profit per Common Share excludes unissued Common Shares related to Options as they are antidilutive. Basic Income (Loss) per Common Share for the three months ended March 31, 2021 and 2020 were $0.11 and ($0.06) per Common Share, respectively.

Diluted Income (Loss) per Common Share for the three months ended March 31, 2021 and 2020 were ($0.03 ) and ($0.01) per Common Share, respectively.

Total Assets

Total assets as at March 31, 2021 were $166,251, compared to $38,116 as at December 31, 2020, representing an increase of $128,135 or 336%. This increase was primarily due to the consolidation of Trichome, following the Trichome Transaction, leading to recognition of goodwill and intangible assets of an aggregate amount of approximately $74,730, property plant and equipment of approximately $13,100, increase in right-of-use assets of approximately $11,050 and approximately $8,500 of loan receivables.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

Total Liabilities

Total liabilities as at March 31, 2021 were $48,160, compared to $25,506 at December 31, 2020, representing an increase of $22,654 or 89%. The increase was primarily due to an increase of $12 ,132 in Other accounts payable and accrued expenses and an increase of $11,155 in Lease liabilities, offset by a decrease of $7,158 in Warrants liability.

Intangible Assets

On March 15, 2019, IMC Holdings acquired Adjupharm, a licensed EU-GMP producer with wholesale, narcotics handling and import/export licenses for medical cannabis. As part of its global expansion and penetration plan into the European market, IMC acquired 100% of Adjupharm's issued and outstanding shares for €924 thousands (approximately $1,400).

Through the acquisition of Adjupharm, the Company recognized $1,287 in intangible assets and goodwill. The goodwill arising on the acquisition was attributed to the expected benefits from the synergies of the combination of the activities of the Company and Adjupharm.

The goodwill recognized is not expected to be deductible for income tax purposes.

The Company recognized and updated the fair value of the assets acquired and liabilities assumed in the business combination according to a final valuation made by an external valuation specialist.

On March 18, 2021, IMCC acquired Trichome, a Canadian-based cannabis company. The Trichome Transaction was completed pursuant to the terms and subject to the conditions of arrangement agreement dated December 30, 2020, whereby the Company agreed to acquire all the issued and outstanding Trichome Shares under a statutory plan of arrangement under the Business Corporations Act (Ontario). As a result of the Trichome Transaction, the businesses of IMCC and Trichome have been combined. Upon completion of the Trichome Transaction, the total Common Share Consideration valued at approximately $99,028.

Through the acquisitions of Trichome, the Company recognized goodwill of approximately $68,272 and intangible assets, primarily cultivation license, of approximately $6,458 (based on preliminary purchase price allocation study). The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Company and Trichome, as well as value attributed to the assembled workforce, which is included in goodwill. The goodwill recognized is not expected to be deductible for income tax purposes.

The Company recognized the fair value of the assets acquired and liabilities assumed in the business combination according to a provisional measurement. As of the date of the approval of the Interim Financial Statements, a final valuation for the fair value of the identifiable assets acquired and liabilities assumed by an external valuation specialist has not been obtained. The purchase consideration and the fair value of the acquired assets and liabilities may be adjusted within 12 months from the acquisition date. At the date of final measurement, adjustments are generally made by restating comparative information previously determined provisionally.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

Liquidity and Capital Resources

For the three months ended March 31, 2021, the Company generated revenues of $8,767 and received $526 in proceeds from the exercises of Warrants, Compensation Options and Options. Prior to receiving these proceeds, the Company financed its operations and met its capital requirements primarily through the October 2019 equity financing, upon the Reverse Takeover Transaction and listing on the CSE. The Company's objectives when managing its liquidity and capital resources are to generate enough cash to fund the Company's operating and working capital requirements as well as its strategy of being listed on NASDAQ. The Company believes that the generated cash flow form working capital in the different jurisdictions on which it operates, as well as the additional expected exercises of Warrants and future financing rounds will meet all its future requirements. In evaluating its capital requirements, including the impact, if any, on the Company from the COVID-19 pandemic, and the ability to fund the execution of its strategy, the Company believes it has adequate availability to meet its working capital and other operating requirements, fund growth initiatives and capital expenditures, settle its liabilities, and repay scheduled principal and interest payments on debt for at least the next twelve months.

The Company has ensured that it has access to public capital markets through its CSE and NASDAQ listings, and continues to review and pursue selected external financing sources to ensure adequate financial resources. These potential sources include, but are not limited to, (i) obtaining financing from traditional or non-traditional investment capital organizations and (ii) obtaining funding from the sale of the Company's securities. There can be no assurance that we will gain adequate market acceptance for our products or be able to generate sufficient positive cash flow to achieve our business plans. We expect to continue funding these purchases with our available cash, cash equivalents and short-term investments. Therefore, we are subject to risks including, but not limited to, our inability to raise additional funds through financings to support our continued development, including capital expenditure requirements, operating requirements and to meet our liabilities and commitments as they come due. As at March 31, 2021, the Company had a working capital surplus of $30,508, compared to working capital of $23,905 as at March 31, 2020. The increase in working capital of $6,603 was primarily due to increase in inventory, trade and other receivables, offset by increase in trade and other payables. As of March 31, 2021, the Company had an unaudited cash balance of $1,252 and no debt.

As at March 31, 2021, the Group's financial liabilities consisted of accounts payable and other accounts payable which have contractual maturity dates within one year. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group's working capital position at March 31, 2021, management considers liquidity risk to be low.

As at March 31, 2021, the Group has identified the following liquidity risks related to financial liabilities:

	Less than one year	1 to 5 years	6 to 10 years	> 10 years
Lease liabilities	$2,030	$9,368	$11,983	$4,432

The maturity profile of the Company's other financial liabilities (trade payables, other account payable and accrued expenses, and warrants) as of March 31, 2021 are less than one year.

The Interim Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Interim Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

Share Capital

The Company's authorized share capital consists of an unlimited number of Common Shares without par value, 50,498,009 of which were issued and outstanding as of March 31, 2021.

The Common Shares confer upon their holders the right to participate in the general meeting with each Common Share having one voting right on all matters. The Common Shares also allow holders to receive dividends if and when declared and to participate in the distribution of surplus assets in the case of liquidation of the Company.

As of March 31, 2021, the Company also has the following outstanding securities which are convertible into, or exercisable or exchangeable for, voting or equity securities of the Company: 3,582,389 Options, 2,322,259 Listed Warrants, 16,866 Unlisted Warrants and 252,905 2019 Compensation Options on a post consolidation basis.

Operating, Financing and Investing Activities

The following table highlights the Company's cash flow activities for the three months ended March 31, 2021 and 2020 and year ended December 31,2020 and 2019:

	For the three months ended March 31,		For the year ended December 31,
Net cash provided by (used in):	2021	2020	2020	2019

Operating activities	$(7,791)	$(2,008)	$(7,919)	$(5,959)

Investing activities	$(549)	$(851)	$(4,075)	$(3,775)

Financing activities	$470	$(59)	$6,740	$17,051

Effect of foreign exchange	$237	$695	$213	$(982)

Increase (Decrease) in cash	$(7,633)	$(2,223)	$(5,041)	$6,335

Operating activities used cash of $7,791 for the three months ended March 31, 2021 as compared to $2,008 for the three months ended March 31, 2020. This variance is primarily due to increase in the business activities of the Company including corporate expenses for salaries, professional fees and marketing expenses in Israel, Germany and Canada as well as costs related to the NASDAQ listing and M&A processes. In the three months ended March 31, 2021, cash was primarily used to increase operating activities in connection with the Company's operations in Germany and the preparation of its Israeli operations to deliver medical cannabis under the Focus' sales agreements to pharmacies.

Investing activities used cash of $549 for the three months ended March 31, 2021, as compared to $851 for the three months ended March 31, 2020. Cash was used primarily for the purchase of production equipment for Focus and Adjupharm.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

Financing activities provided by cash of $470 for the three months ended March 31, 2021, as compared to $(59) for the three months ended March 31, 2020. Most of the cash provided mainly due to $461 proceeds from exercise of Warrants.

Selected quarterly financial information

For the three months ended	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020

Net Revenues	$8,767	$4,900	$5,893	$3,757

Net income (Loss)	$4,715	$(19,976)	$738	$(9,696)

Basic net income (Loss) per share (in CAD):	$0.11	$(0.50)	$0.00	$(0.52)

Diluted net income (Loss) per share (in CAD):	$(0.06)	$(0.50)	$0.00	$(0.52)

For the three months ended	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019

Net Revenues	$1,340	$2,479	$2,326	$2,314

Net income (Loss)	$200	$1,693	$(1,915)	$(610)

Basic net income (Loss) per share (in CAD):	$(0.003)	$0.015	$(0.014)	$(0.008)

Diluted net income (Loss) per share (in CAD):	$(0.003)	$0.015	$(0.014)	$(0.008)

On a quarterly basis, apart from the results of the first quarter of 2020 which were considered by the Company as preparation period for successful delivery of medical cannabis products under the Focus' sales agreement to pharmacies, and the results of the fourth quarter of 2020 which were affected by the COVID-19 outcomes on the German market, the Company has consistently increased revenues, which reflects the Company's expansion strategy.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

Metrics and Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures including "Gross Margin", "EBITDA", and "Adjusted EBITDA". These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

Management defines EBITDA as income earned or lost from operations, as reported, before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as EBITDA, adjusted by removing other non-recurring or non-cash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, and revaluation adjustments of financial assets and liabilities measured on a fair value basis. Management believes that Adjusted EBITDA is a useful financial metric to assess its operating performance on a cash adjusted basis before the impact of non-recurring or non-cash items. The Company defines gross margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets.

These non-IFRS financial measures can provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Our management also uses these non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. As required by Canadian securities laws, we reconcile these non-IFRS financial measures to the most comparable IFRS measures.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

	For the three months ended March 31,		For the year ended December 31,
	2021	2020	2020	2019
Operating Loss	$(1,705)	$1,664	$(8,245)	$(10,275)
Depreciation & Amortization	$385	$96	$930	$601
EBITDA	$(1,320)	$1,760	$(7,315)	$(9,674)

IFRS Biological assets fair value adjustments, net	$(401)	$(3,961)	$(1,659)	$384
Share-based payments	$630	$494	$3,382	$2,677
Non-recurring costs related to the RTO	$-	$-	$-	$3,632
Costs related to the NASDAQ listing	$122	$-	$175	$-
Other Non-recurring costs	$-	$-	$520	$1,167
Adjusted EBITDA (Non-IFRS) *	$(969)	$(1,707)	$(4,897)	$(1,814)

* Acquisition costs, in the amount of $1,768 for the three months ended March 31, 2021 have not been adjusted in the above mentioned table. Had these non-operational acquisition costs been adjusted, the Company's Adjusted EBITDA for the three months ended March 31, 2021 would have been $799.

Adjusted EBITDA for the three months ended March 31, 2021 and 2020 was $(969) and $(1,707), respectively, representing an increase of $738. The Company's Adjusted EBITDA for the three month period ended March 31, 2021 increased as the Group started deliveries in Israel under its sales agreements to pharmacies and distribution partners, as applicable.

Contingent Liabilities and Commitments

(i) Rental Liabilities

In August 2010, Focus signed an agreement with a farmer, located in the south of Israel (the "Farmer"), according to which, Focus and the Farmer agreed to jointly operate an area of 7,000 square meters (the "Facility") for the cultivation and processing of medical cannabis (the "Venture"). For the purpose of this Venture, the parties agreed to operate under the operation of Focus. As part of the agreement, 26% of the share capital of Focus was allocated to the Farmer.

On December 1, 2016, Focus signed an additional agreement with the Farmer, according to which Focus agreed to operate an additional area of 6,000 square meters for the cultivation and processing of medical cannabis, under the operation of Focus.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

On October 29, 2019, Focus signed with the Farmer an additional agreement, according to which Focus will operate an additional area of 7,500 square meters for the cultivation and processing of medical cannabis, under the framework of Focus.

Through the acquisition of Trichome and TJAC on March 18, 2021, the Company acquired two leased cultivation and processing facilities in Ontario, Canada. These leases expire in 2026 and 2033.

(ii) Class Action - T.Z. 8394-11-16

On November 3, 2016, a motion was filed for approval of a class action against Focus and seven other Israeli cannabis growers (collectively, the "Growers"), for: (1) alleged use of chemical pesticides in the cannabis growing process, in contradiction to the Plant Protection Regulations and to the Protection of Public Health Regulations (Food) (Residues of Pesticides), and the misleading of their customers, thus violating the Consumer Protection Law; (2) selling cannabis product with lower concentration of active ingredients than publicized; and (3) marketing products in defective packaging - allegedly causing violation of autonomy and unjust enrichment. The personal suit sum for every class member stands at NIS 5,000 ($2). The total amount of the class action suit was estimated at NIS 133,000,000 ($50,275).

On January 4, 2021, the Court denied the motion, determining that the applicants had not proved an evidentiary basis for their motion.

(iii) Class Action T.Z. 35676-08-19

On August 19, 2019, a motion was filed for approval of a class action (the "Motion") against 17 companies (the "Companies") operating in the field of medical cannabis in Israel, including Focus. The applicant's argument is that the Companies did not accurately mark the concentration of active ingredients in their products. The personal suit sum for every class member stands at NIS 15,585 ($5,900 ) and the total amount of the class action suit is estimated at NIS 686,000 ($259,000). On June 2, 2020, the Companies submitted their response to the Motion. The Companies argue in their response that the threshold conditions for approval of a class action were not met, since there is no reasonable possibility that the causes of action in the Motion will be decided in favor of the class group. On July 3, 2020, the applicant submitted his response to the Companies' response. On July 5, 2020 the applicant was absent from the hearing. As a result, on July 23, 2020, the Companies filed an application for a ruling of expenses, which received a response from the applicant on August 12, 2020, asking to decline this request. On September 21, 2020, the court ruled that the applicant would pay the Companies' expenses amount of NIS 750. Prehearing is set for July 14, 2021.

At this preliminary stage, based on the opinion of its legal counsel, Focus' management cannot, assess the chances of approval of the Motion. Therefore, no provision has been recorded in respect thereof.

(iv) Supreme Court of Justice 2335/19

On October 6, 2019, Focus received a decision regarding a petition that was filed against the MOH, concerning the new regulatory framework of the cannabis market and demanding that the court resolve as follows:

• that the MOH immediately suspend the implementation of the new regulation that harms, disproportionally, the medical cannabis patients;

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

• that the implementation of the new regulation, as is, would cause violation of constitutional rights of the medical cannabis patients; and

• that the MOH amend the flaws of the new regulation, prior to becoming effective, and to establish new regulations regarding labeling and use of pesticides.

According to the decision, Focus was attached to the proceedings and filed its response on November 12, 2019.

On March 8, 2020, the court decided to extend the validity of the interim injunction, so that the medical cannabis use licenses, which were extended under the decision, would continue to be valid until May 15, 2020, or 10 days after the date the MOH comes to a conclusion regarding the price control of medical cannabis products, whichever comes first, subject to another court decision.

The court also decided that if a further extension of the period of the interim injunction is granted beyond May 15, 2020, to the extent required, it would be subject to medical surveillance by the attending physician, that his details of which were included in the patient's existing use license.

On October 29, 2020, the respondents represented by the State Attorney's Office filed an update notice stating that the Appeals Committee unanimously decided against imposing price controls on medical cannabis products and that the Prices Committee would hold a follow-up hearing in four months. The respondents also requested to update the Court again in two months.

On November 25, 2020, the petitioner submitted their response to the respondents' update notice.

On March 25, 2021, the respondents represented by the State Attorney's Office filed an updating notice stating that the Prices Committee had come to a decision against imposing price controls on medical cannabis products. However, the Prices Committee announced that it will issue an RFI to the corporations engaged in the medical cannabis market and assess the market every six months. Following the aforementioned, the respondents represented by the State Attorney's Office believe that the appeal should be rejected and the interim injunction should be canceled. On April 13, 2021, three of the respondents filed a response to the court, requesting to reject the appeal and to cancel the interim injunction.

On April 25, 2021, the petitioner filed a response to the update notice to the court, objecting to the position of the respondents represented by the State Attorney's Office, requesting the court to resolve as requested in the petition and grant the requested remedies to the petitioner. A hearing is set for September 19, 2021.

Based on the opinion of its legal counsel, Focus' management estimates that the chances of the petition are less than 50%.

(v) Class Action T.Z. 31805-10-19

On October 30, 2019, Focus was served with a motion for approval of a class action against it, the Medical Cannabis Unit of the MOH, and five other companies related to the cannabis market in Israel. The motion was filed in connection to a stopping of supplies of medical cannabis by way of direct supply. The legal causes alleged in the motion are the following: discrimination in violation of the Equal Rights for Persons with Disabilities Act, 1988 and a restrictive arrangement contrary to the Economic Competition Law, 1988. The motion argues that the class action group incurred damages in the amount of NIS 656,000 ($250,000). On November 11, 2020, Focus submitted its response to the motion and the pre-hearing was scheduled for March 21, 2021.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

On March 14, 2021, the court denied the motion.

Off-Balance Sheet Arrangements

IMCC had no off-balance sheet arrangements as at March 31, 2021.

Transactions with Related Parties

The Company's subsidiary entity Trichome, through a management service agreement, provided investment management services to Trichome Financial Cannabis Private Credit LP during the quarter ended March 31, 2021. Under IFRS 10, Trichome Financial Cannabis Private Credit LP is an equity accounted investment and therefore is not consolidated with the results of the Company.

Other than the investment management activities noted above, the Company had no other transactions with related parties outside of the group except those pertaining to transactions with key management personnel and shareholders in the ordinary course of their employment or directorship. Transactions with related parties for the sale of Focus due to the restructuring process were adjusted in the Company's consolidated financial statements following the application of IFRS 10.

First Quarter

During the first quarter of 2021, the Group focused on establishing its presence in the Canadian market, by completing the acquisition of Trichome on March 18, 2021 and TJAC, Trichome's wholly owned subsidiary and federally licensed producer of cannabis products in the adult-use recreational cannabis market in Canada, thereby facilitating the entry into the Canadian adult-use market. In Germany and in Israel, the Group secured new cannabis supply partners, to diversify its sources of supply of premium and super premium cannabis products in both the German and Israeli markets, including the NGC Supply Agreement, GTEC Agreement, and the supply agreement with MediPharm Labs, and further develop its European presence. In addition, in the first quarter of 2021, the Company successfully listed its shares on NASDAQ, and filed a Final Shelf Prospectus and Registration Statement.

Proposed Transactions

There are no proposed transactions as at the date of this MD&A that have not been disclosed.

Critical Accounting Estimates

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

a. Judgments

Determining the fair value of share-based payment transactions

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of the share options and expected dividend yield.

Discount rate for a lease liability

When the Company is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Company uses an incremental borrowing rate. That rate represents the rate of interest that the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, the Company determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract's conditions and restrictions. The rates at which the Company can borrow will also vary based on the jurisdiction of the leased property, whether it be Israel, Germany, or Canada. In certain situations, the Company is assisted by an external valuation expert in determining the incremental borrowing rate.

b.  Estimates and assumptions

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Assessment of going concern

The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

In arriving at this determination, the Company has undertaken a thorough review of the Group's cash flow forecast and potential liquidity risks. Cash flow projections have been prepared which show that the Group's operations will be cash generative during the period of at least 12 months from the date of approval of the consolidated financial statements.

Biological assets and inventory

In calculating the value of the biological assets and inventory, management is required to make several estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, average or expected selling prices and list prices, expected yields for the cannabis plants, and oil conversion factors. The valuation of work-in-process and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount for the inventory. The Company must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged. See Note 10 of the Interim Financial Statements for further information.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

Business combinations

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied. Impairment of property, plant and equipment

The Company assesses impairment of property, plant and equipment when an impairment indicator arises (e.g., change in use or discontinued use, obsolescence or physical damage). When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the cash generating unit ("CGU") level. In assessing impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU's fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset. An impairment loss is recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of comprehensive loss.

Impairment of intangible assets and goodwill

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment. Goodwill and indefinite life intangible assets are tested for impairment by comparing the carrying value of each Cash Generating Unit ("CGU") containing the assets to its recoverable amount. Goodwill is allocated to CGUs or groups of CGU's for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. Goodwill is allocated to those CGUs or groups of CGUs expected to benefit from the business combination from which the goodwill arose, which requires the use of judgment. An impairment loss is recognized for the amount by which the CGU's carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs' assets have been determined based on either fair value less costs of disposal or value-in-use method. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior period. Impairment losses on goodwill are not subsequently reversed.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

Legal claims

In estimating the likelihood of legal claims filed against certain entities of the Group, the Company's management rely on the opinions of the respective legal counsel of each relevant entity of the Group. These estimations are based on each legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims may be determined in courts, the results could differ from these estimations.

Deferred tax assets

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy.

Risk Factors

The Company has implemented risk management governance processes that are led by the board of directors, with the active participation of management, and updates its assessment of its business risks on an annual basis. Notwithstanding, it is possible that the Company may not be able to foresee all the risks that it may have to face. The market in which IMCC currently competes is complex, competitive and changing rapidly. Sometimes new risks emerge, and management may not be able to predict all of them or be able to predict how they may cause actual results to be different from those contained in forward looking statements. Readers of this MD&A should not rely upon forward looking statements as a prediction of future results.

The following risk factors have been identified by management:

(i) General Business Risk and Liability

Given the nature of the Company's business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing the Company, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty or misuse of investors' funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company's right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

(ii) Consolidation of Focus Financial Results under IFRS 10 and Maintenance of Common Control

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

The Company complies with IFRS 10, which applies a single consolidation model using a definition of "control" that requires an investor (as defined in IFRS 10) to consolidate an investee (as defined in IFRS 10) where: (i) the investor has power over the investee; (ii) the investor has exposure or rights to variable returns from involvement with the investee; and (iii) the investor can use its power over the investee to affect the amount of the investor's returns.

Subsequent to the IMC Restructuring, the Company analyzed the terms of the contractual agreements with Focus (including the Commercial Agreements and the Focus Agreement) in accordance with IFRS 10 to conclude whether it should continue to consolidate the accounts of Focus in its financial statements.

Under IFRS 10, consolidation occurs when an investor can exercise control over an investee. Control is achieved through voting rights or other evidence of power. Where there are no direct holdings, under IFRS 10, an investor (as defined in IFRS 10) should consider other evidence of power and ability to unilaterally direct an investee's (as defined in IFRS 10) relevant activities. In view of the contractual agreements and the guidance in IFRS 10, notwithstanding that the Company has no direct or indirect ownership of Focus, it has sufficient rights to unilaterally direct the relevant activities (a concept known as "de facto control"), mainly due to the following:

(a) the Company receives economic benefits from Focus (and the terms of the Commercial Agreements cannot be changed without the approval of the Company);

(b) the Company having the option to purchase the divested 74% interest in Focus held by Oren Shuster, the CEO, director and a promoter of the Company, and Rafael Gabay, a director and a promoter of the Company; Messrs. Shuster and Gabay each being a director of Focus (while Mr. Shuster concurrently being a director, officer and substantial shareholder of the Company and Mr. Gabay concurrently being a substantial shareholder of the Company); and

(c) the Company provides management and support activities to Focus through the Services Agreement.

Accordingly, under IFRS 10, the Company has "de facto control" over Focus, and therefore consolidates the financial results of Focus in the Company's financial statements.

Any failure of the Company or Messrs. Oren Shuster and Rafael Gabay to maintain "de facto control" over Focus as defined under IFRS 10 could alter the Company's consolidation model, potentially resulting in a material adverse effect on the business, results of operations and financial condition of the Company.

(iii) Ownership of Focus

There is a risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus and/or determine that the Company is in contravention of Israeli cannabis regulations. Namely, prior approval of the IMCA is required for any shareholder owning 5% or more of an Israeli company licensed to engage in cannabis-related activities. Any contravention of Israeli cannabis regulations could jeopardize the good standing of the Focus License. Such a determination may adversely affect the Company's ability to conduct sales and marketing activities and could have a material adverse effect on the Company's business, operating results or financial condition.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

(iv) Possible Direct Involvement in the Israeli Cannabis Industry

Neither the Company nor any of its subsidiaries currently hold, directly or indirectly, any licenses to engage in the propagation, cultivation, production, processing, distribution or sale of medical cannabis products in Israel (the "Cannabis Activities"). According to current Israeli regulatory medical cannabis framework, any engagement in Cannabis Activities requires receiving the applicable license from the IMCA, an agency operated by the MOH, which requires, among other things, pre-approvals by the IMCA (the "IMCA Pre-Approval Requirement") of the directors, officers and shareholders holding 5% or more of the shares of the license applicant ("Material Holders"), and of all directors, officers and shareholders that become Material Holders ("Future Material Holders") following the grant of the applicable license. Therefore, any direct engagement of the Company in Cannabis Activities will require the aforementioned approvals by the IMCA and will apply, upon such approval and granting of a license, limitations on future security holdings, as described above.

Furthermore, due to the uncertainty related to the broad administrative discretion over the activities in the medical cannabis industry in Israel granted to the IMCA, the IMCA Pre-Approval Requirement and the restrictions on security holdings discussed in this risk factor may apply to the Company and its shareholders by virtue of a subsidiary or investee engaging in Cannabis Activities. In such cases, any failure of the Company or its shareholders to comply with the IMCA Pre-Approval Requirement may impact the Group's ability to continue operating in compliance with any licenses to engage in Cannabis Activities or to renew such licenses. Any inability of the Group to maintain licenses for Cannabis Activities in good standing may result in a material adverse effect on the Group's business, financial condition, results of operations and prospects.

Following the anticipated acquisition of the Panaxia IMC-GDP License pursuant to the Panaxia Transaction, IMC Holdings or its subsidiary will be considered to be engaging in Cannabis Activities under Israeli cannabis regulations, which the Company expects will necessitate compliance with the IMCA Pre-Approval Requirement. In addition, the IMCA Pre-Approval Requirement may apply to the Company, as the sole shareholder of IMC Holdings, and may require all of its directors, officers, Material Holders, and Future Material Holders to comply with the IMCA Pre-Approval Requirement following the Company's anticipated receipt of the Panaxia IMC-GDP License.

Although the Company believes that it will meet the IMCA Pre-Approval Requirement in anticipation of receiving the Panaxia IMC-GDP License, and the Panaxia Pharmacy Licenses if acquired upon exercising the Panaxia Option, there can be no guarantee that such requirements will be met or that the Company will be able to comply on an ongoing basis. If any of the directors, officers, Material Holders or Future Material Holders of IMC Holdings or the Company, as applicable, fail to comply with the IMCA Pre-Approval Requirement while IMC Holdings or the Company, as applicable, are engaging in Cannabis Activities, any licenses to engage in Cannabis Activities may be revoked, suspended or otherwise affected, including the Panaxia IMC-GDP License and, if acquired, the Panaxia Pharmacy Licenses. Any change to the status of any license as a result of failing to comply with the IMCA Pre-Approval Requirement, including Future Material Holders failing to obtain sufficient approvals, may result in a material adverse effect on the Company's business, financial condition, results of operations and prospects.

(v) Limited Operating History

The Company did not generate revenue from the sale of cannabis products until late 2019. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of the early stage of operations.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

(vi) Negative Cash Flows

During the three months ended March 31, 2021, the Company had negative cash flows from operating activities. Although the Company expects to generate positive cash flows from its future operating activities, there is no assurance that it will achieve this objective. If operational cash flows continue to be negative, the Company may be required to fund future operations with alternative financing options such as offerings of securities. Continued negative cash flow may restrict the Company's ability to pursue its business objectives.

(vii) Additional Financing

There is no assurance that the Company will be able to secure the funds necessary to implement its strategies. Additional debt incurred by the Company from engagements such as major acquisitions may cause the Company's debt level to increase and result in difficulties in completing or negotiating future debt financings. Any triggering of credit defaults or failure to raise capital by the Company may cause significant delays in carrying out business objectives or result in a material adverse effect on the Company's business, financial condition, operational results and prospects.

(viii) No Control over Cannabis Operations of Investees

The Company's investees generally have the power to determine the manner in which their respective businesses are developed, expanded and operated. The interests of the Company and its investees may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of its investees, which creates the risk that at any time those investees may: (i)  have business interests or targets that are inconsistent with those of the Company; (ii) take action contrary to the Company's policies or objectives; (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company; or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend an investee's ability to perform its obligations under its agreements with the Company. The Company must rely on the accuracy and timeliness of the disclosure and information it receives from its investees. If the information contains material inaccuracies or omissions, the Company's ability to accurately forecast or achieve its stated objectives may be materially impaired. Failure to receive Company's entitlements pursuant to the agreements it has entered into may have a material adverse effect on the Company.

(ix) Compliance with Laws

The Company's and its investees' operations are subject to various laws, regulations and guidelines. The Company endeavors to and cause its investees to comply with all relevant laws, regulations and guidelines. However, there is a risk that the Company's and its investees' interpretation of laws, regulations and guidelines, including, but not limited to the Cannabis Act (Canada) (the "Cannabis Act"), the regulations thereunder and applicable stock exchange rules and regulations, may differ from each other, and the Company's and its investees' operations may not be in compliance with such laws, regulations and guidelines. In addition, achievement of the Company's business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and, where necessary, obtaining regulatory approvals. The impact of regulatory compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals required by the Company or its investees may significantly delay or impact the development of the Company's business and operations and could have a material adverse effect on the business, results of operations and financial condition of Company. Any potential noncompliance could cause the business, financial condition and results of operations of Company to be adversely affected. Further, any amendment to or replacement of the Cannabis Act or other applicable rules and regulations governing the activities of the investees may cause adverse effects to Company's operations. The risks to the business of Company and its investees associated with the decision to amend or replace the Cannabis Act and subsequent regulatory changes, could reduce the addressable market for the Company's or the investees' products and could materially and adversely affect the business, financial condition and results of operations of the Company.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

The Company and its investees incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions. Parties may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws or regulations, may have a material adverse impact on the Company and/or its investees, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities which could have a material adverse effect on the business, results of operations and financial condition of the Company.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretations of, or application of, existing tax laws, regulations or rules in any of the countries in which the Company invests could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company's profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

(x) Regulation of the Cannabis Industry

The cannabis-related business and activities of the Group are heavily regulated in all jurisdictions where it carries on business. The Group's operations are subject to various laws, regulations and guidelines by governmental authorities, particularly the MOH and The Federal Opium Agency of Germany's Federal Institute for Drugs and Medical Devices (the "BfArM"), relating to the manufacturing, marketing, management, transportation, storage, sale, pricing and disposal of medical cannabis and cannabis oil, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. In Canada, the regulation on access to cannabis for medical purposes was established by Health Canada in July 2001. The Cannabis Act, which came into force on October 17, 2018, currently governs the production, sale and distribution of medical cannabis and related oil extracts in Canada and provides for the regulation by the Canadian federal government of, among other things, the commercial cultivation and processing of cannabis for recreational purposes. The Cannabis Act also authorizes Canadian provinces and territories to regulate other aspects of recreational cannabis, such as distribution, sale, minimum age requirements, places where cannabis can be consumed, and a range of other matters. The governments of each Canadian province and territory have implemented regulatory regimes for the  distribution  and  sale  of  cannabis  for  recreational  purposes.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Group, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company's products and services. Achievement of the Group's business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products.

The Group cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.

Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate the Group's business, the suspension or expulsion from a particular market or jurisdiction or of its key personnel, and the imposition of fines and censures. To the extent that there are changes to the existing laws and regulations or the enactment of future laws and regulations that affect the sale or offering of the Company's products or services in any way, this could have a material adverse effect on the business, results of operations and financial condition of the Group.

(xi) Changes in Laws, Regulations and Other Guidelines

The Group's operations are subject to a variety of laws, regulations, and guidelines relating to the marketing, acquisition, manufacturing, management, distribution (including import and export), transportation, storage, sale and disposal of medical cannabis products. The Group's operations are also subject to laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. While the Group is currently in compliance with all such laws, regulations and guidelines, any rulings to the contrary or any changes to such laws and regulations that are beyond the control of the Group could have a material adverse effect on the business, results of operations, financial condition and prospects of the Group.

(xii) Environmental and Employee Health and Safety Regulations

The Group's operations are subject to environmental and occupational safety laws and regulations in certain jurisdictions, concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and nonhazardous materials and wastes, and employee health and safety. The Group incurs ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Any failure to comply or maintain compliance with environmental and occupational safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Group's operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Group. This is particularly relevant for Focus, TJAC, and Adjupharm as these entities engage in cannabis-related operations that may be more prone to environmental and employee safety issues. Any changes to current laws and regulations may require substantial investments by the Group in order to comply such changes. If substantial investments are required, there may be a material adverse effect on the Group's operations, financial condition and operating results.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

(xiii) Reliance on License and Permit Renewals

Focus, Adjupharm and TJAC are dependent on the Focus License, Adjupharm Licenses and TJAC License (together, the "Key Licenses"), respectively, and the need to maintain such Key Licenses in good standing. Failure to comply with the requirements or maintenance of any of the Key Licenses may have a material adverse effect on the business, financial condition and operating results of the Group. As of the date of this MD&A, the Focus License is valid until January 3, 2022, the TJAC Licenses are valid until August 28, 2023, and the quantities for import under the Adjupharm Licenses are valid until December 31, 2021. Although management of Focus, Adjupharm and TJAC believe that they will continue to meet the requirements of the MOH, BfArM and Health Canada, respectively, for the respective durations of the Key Licenses, there can be no guarantee that the MOH, BfArM or Health Canada will extend or renew any of the Key Licenses or, if any of the Key Licenses are extended or renewed, that they will be extended or renewed on the same or similar terms.

Should the MOH, BfArM or Health Canada not extend or renew any of the Key Licenses, or should it renew any of the Key Licenses on different terms or not allow for anticipated capacity increases, the business, financial condition, results of the operations and prospects of the Group may be subject to a material adverse effect.

(xiv) Reliance on Other Business Licenses, Permits and Approvals

In addition to the Group's dependence on the Key Licenses mentioned above, the Group is also dependent on ancillary business licenses, permits and approvals granted by government authorities or other third parties in order to operate effectively including, without limitation, building permits, municipal permits, third-party licenses, and foreign trade licenses. Should the Group fail to maintain any of these licenses, permits and approvals, or should it fail to renew any of such licenses, permits and approvals on materially similar or more favorable terms, the business, financial condition and results of the operations of the Group may be subject to a material adverse effect.

(xv) Reliance on Focus Facility

The Focus License is specific to the facility operated in Israel (the "Focus Facility") and must remain in good standing for Focus to conduct the medical cannabis activities authorized thereunder. Adverse changes or developments affecting the Focus Facility, including but not limited to the failure to maintain all requisite regulatory and ancillary permits and licenses, the failure to comply with state or municipal regulations, or a breach of security, could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

In addition, any breach of the lease agreements of Focus or any failure to renew such lease agreements, on materially similar or more favorable terms, may have a material adverse effect on the Group's business, financial condition, results of operations and prospects, and could also have an impact on Focus' ability to continue operating under the Focus License or to renew the Focus License.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

The Focus Facility is subject to state and municipal regulation and oversight, including the acquisition of all required regulatory and ancillary permits to conduct operations or undertake any construction. Any breach of regulatory requirements, security measures or other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by government regulators at all levels, could also have an impact on Focus' ability to maintain its lease agreements and/or keep the Focus Facility in good standing, and to continue operating under the Focus License or the prospect of renewing the Focus License.

The Focus Facility continues to operate with routine maintenance. Focus will bear many, if not all, of the costs of maintenance and upkeep of the Focus Facility, including replacement of components over time. Focus' operations and the Group's financial performance may be adversely affected if Focus is unable to keep up with maintenance requirements.

In December 2020, the municipal committee presiding over planning and construction in southern Israel (the "Construction Committee") advised Focus that it was the subject of certain allegations regarding inadequate permitting for construction relating to the Focus Facility (the "Construction Allegations"). Focus' shareholders and directors, including Oren Shuster and Rafael Gabay, received a summons and have testified before the Construction Committee. In January 2021, the MOH advised Focus that it had received a complaint of the same nature as the Construction Allegations (the "MOH Allegations"). Focus is fully cooperating with the ongoing investigations of both the Construction Committee and the MOH. As of the date of this MD&A, no formal legal proceedings have been commenced against any of Focus, Mr. Shuster or Mr. Gabay. In the event that formal legal proceedings in respect of the Construction Allegations and/or the MOH Allegations are launched, potential consequences of any negative outcome may include, but are not limited to: (i) criminal charges against any or all of Focus or Focus' shareholders and directors, including Mr. Shuster and Mr. Gabay; (ii) monetary penalties or fines; (iii) temporary or permanent suspension of the Focus License; and (iv) other consequences that may limit, in part or as a whole, Focus' operations under the Focus License. A negative outcome to the Construction Allegations or the MOH Allegations may have a material adverse effect on the business, results of operations and financial conditions of the Group.

(xvi) Reliance on the TJAC Leases

The TJAC Licenses are specific to the facilities operated by TJAC in Canada (the "TJAC Facilities"), which are subject to the applicable lease agreements (the "TJAC Leases") and such licenses must remain in good standing for TJAC to conduct the cannabis cultivation, processing and sales activities authorized thereunder. Adverse changes or developments affecting the TJAC Leases, including but not limited to the failure to maintain all requisite regulatory and ancillary permits and licenses, the failure to comply with provincial or municipal regulations, or a breach of security, could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

In addition, any breach of either of the TJAC Leases or any failure to renew one or both of the TJAC Leases on materially similar or more favorable terms, may have a material adverse effect on the Group's business, financial condition, results of operations and prospects, and could also have an impact on TJAC's ability to continue operating under the TJAC Licenses or to renew any of the TJAC Licenses.

The TJAC Facilities are subject to the TJAC Leases and thus, subject to provincial and municipal regulation and oversight, including the acquisition of all required regulatory and ancillary permits to conduct operations or undertake any construction. Any breach of regulatory requirements, security measures or other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by government regulators at all levels, could also have an impact on TJAC's ability to maintain the TJAC leases and/or keep TJAC Facilities in good standing, and to continue operating under the TJAC Licenses or the prospect of renewing one or both TJAC Licenses.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

The TJAC Facilities continue to operate with routine maintenance. TJAC will bear some of the costs of maintenance and upkeep of the TJAC Facilities in accordance with the terms of the respective TJAC Leases, including replacement of components over time. TJAC's operations and the Group's financial performance may be adversely affected if TJAC is unable to keep up with maintenance requirements.

(xvii) Dependence on Senior Management

The success of the Company is dependent upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient members of qualified senior management personnel could adversely affect its business. This risk is partially mitigated by the fact that the senior management team are significant shareholders in the Company.

(xviii) Competition in the Industry

There is potential that the Company will face intense competition from other companies, some of which can be expected to have more financial resources, industry, manufacturing and marketing experience than the Company. Because of the early stage of the industry in which IMCC operates, the Company expects to face additional competition from new entrants. If the number of users of medical cannabis in Israel increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products and pricing strategies. The same can be said for the Canadian market. As the cannabis industry continues to develop in Canada, more companies may enter the recreational cannabis space increasing competition in an already competitive market.

There is also the potential that the industry will undergo consolidation, creating larger companies that may have increased geographic scope. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect the business, financial condition and results of operations of the Company.

(xix) Risks Inherent in the Agricultural Business

The Company's business, specifically as it pertains to Adjupharm, TJAC and the Company's relationship with Focus, involves the growing of cannabis products, which are agricultural products. As such, the business is subject to the risks inherent in the agricultural business, such as pests, plant diseases and similar agricultural risks. Although TJAC, Focus and Adjupharm and their respective third-party cultivators carefully monitor the growing conditions with trained personnel and applicable equipment, there can be no assurance that natural elements will not have a material adverse effect on the production of its products and results of operations of TJAC, Focus or Adjupharm. Any decline in production by TJAC, Focus or Adjupharm could have a material adverse effect on the Company's business, operating results or financial condition.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

(xx) Restrictions on Sales and Marketing

The industry is in its early development stage and restrictions on sales and marketing activities imposed by cannabis regulatory authorities, various medical associations, other governmental or quasi-governmental bodies or voluntary industry associations in the jurisdictions in which the Group operates may adversely affect the Group's ability to conduct sales and marketing activities and could have a material adverse effect on the Company's business, operating results, financial condition and prospects.

The Group's success depends on its ability to attract and retain customers. The way cannabis products are packaged, labelled, and displayed is strictly regulated in the jurisdictions in which the Group operates. For example, advertising related to consumption of cannabis is strictly prohibited in Israel. Such prohibitions may affect the Company's ability to establish brand presence, acquire new customers, retain existing customers and maintain a loyal customer base. This may ultimately have a material adverse effect on the Group's business, financial conditions and operations.

(xxi) Publicity or Consumer Perception

The Company believes the medical and Canadian recreational cannabis industry is highly dependent upon consumer perception regarding the safety, efficiency and quality of the medical cannabis produced. Consumer perception of the Company's products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical and recreational cannabis products.

There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical and Canadian recreational cannabis market, or any particular product(s), or consistent with earlier publicity.

Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for products bearing the Company's brand and the business, results of operations, financial condition and the Company's cash flows. The Company's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for products bearing the Company's brand, and the business, results of operations, financial condition and cash flows of the Company.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical or recreational cannabis in general, or the Company's products specifically, or associating the consumption of medical and recreational cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

(xxii) Reliance on Key Business Inputs

The Group's business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations as well as electricity, water, and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs (e.g. rising energy costs) could materially impact the business, financial condition, and operating results of the Company. Any ability to secure required supplies and services or to do so on appropriate terms could also have a materially adverse impact on the business, financial condition, and operating results of the Company.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

(xxiii) Sufficiency of Insurance

The Company maintains various types of insurance which may include product liability insurance (see "Potential Product Liability" below), errors and omission insurance, directors and officers insurance, trustees' insurance, property coverage, and, general commercial insurance. There is no assurance that claims will not exceed the limits of available coverage, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on the Company in terms of damages awarded and the impact and reputation of the Company.

(xxiv) Potential Product Liability

As IMCC derives a significant portion of its revenues from Focus, which is a manufacturer of products designed to be ingested or inhaled by humans. Focus products bearing the Company's brand face an inherent risk of exposure to product liability claims, regulatory action and litigation if such products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of Focus and TJAC products bearing the Company's brand involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties. Previously unknown adverse reactions resulting from human consumption of Focus or TJAC products bearing the Company's brand alone or in combination with other medications or substances could occur.

The Company may be subject to various product liability claims, including, among others, that products bearing the IMC brand or TJAC's brand caused injury, illness or loss, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company.

There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products bearing the Company's brand.

(xxv) Potential General Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company become involved be determined against the Company, such a decision could adversely affect the Company's ability to continue operating and the market price for the Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

(xxvi) Potential Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If products bearing the Group's brands are recalled due to an alleged product defect or for any other reason, IMCC could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall.

The Group may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention.

Although the Group has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company's significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any one of the foregoing reasons could lead to decreased demand for the Company's products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Group's operations by BfarM, the MOH and Health Canada, or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

(xxvii) Management of Growth and Acquisition Integration

The Company may be subject to growth related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth, any negative impact may have a material adverse effect on the Company's business, financial condition, results of operation and prospects.

In addition, the realization of the benefits of acquisitions made by the Company, including the acquisition of Trichome, depend in part on successfully consolidating functions and integrating and leveraging operations, procedures and personnel in a timely and efficient manner as well as the Company's ability to share knowledge and realize revenues, synergies and other growth opportunities from combining the acquired businesses and operations with those of the Company. The integration of acquired businesses may depend on a number of factors, including without limitation: (i) the input of substantial management effort, time and resources; (ii) the successful incorporation of key personnel from acquired companies for post-acquisition periods; and (iii) the execution of effective non-competition agreements with certain employees or ex-employees of the acquired companies. Any failure in successfully integrating acquired businesses may result in a material adverse effect on the Company's business, financial condition, operating results and prospects.

(xxviii) U.S. Operations

The Company and, to its knowledge, its investees, do not currently engage in any U.S. cannabis-related activities as defined in CSA Staff Notice 51-352. To date, the Company has caused its investees to only conduct business and invest in entities in federally-legal jurisdictions by including appropriate representations, warranties and covenants in its agreements with investees. However, an investee may breach such obligations. Any such violation of such obligation would result in a breach of the applicable agreement and, accordingly, may have a material adverse effect on the business, operations and financial condition of Company.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

(xxix) COVID-19

The current global uncertainty with respect to the spread of COVID-19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Company's business in the coming months.

The Company has taken proactive measures throughout the COVID-19 pandemic to protect the health and safety of its employees, to continue delivering high quality medical cannabis to its patients, to continue supplying the Canadian recreational cannabis market with quality products and to maintain its balance sheet.

While the precise impact of the COVID-19 outbreak on the Company remains unknown, rapid spread of COVID-19 and declaration of the outbreak as a global pandemic has resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which are having direct impacts on businesses in Canada, the State of Israel, Germany and around the world and could result in additional precautionary measures that could impact the Company's business. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets, which could interrupt supplies and other services from third parties upon which the Company relies, decrease demand for products, cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Company.

(xxx) Focus' Essential Service Designation

In response to the COVID-19 pandemic, the State of Israel has implemented mandatory shut-downs of non-essential businesses to prevent the spread of COVID-19. Focus' business has been deemed an "essential service", permitting it to continue production. There is no guarantee that further measures may nevertheless require Focus to shut down or limit its operations in the State of Israel. Any disruptions to the business and operations of Focus in the event that Focus were to lose its designation as an "essential service" in the State of Israel may materially and negatively impact the business, financial condition and results of operations of the Company.

(xxxi) The Company's status as a "foreign private issuer" under U.S. securities laws

The Company is a "foreign private issuer", under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company's shareholders may not know on as timely a basis when the Company's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead. The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company's shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

(xxxii) The Company may lose its status as a foreign private issuer under U.S. securities laws

In order to maintain its status as a foreign private issuer, a majority of the Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

(xxxiii) The Company's status as an "emerging growth company" under U.S. securities laws

The Company is an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the United States Securities Act of 1933, as amended; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company's business, financial condition and results of operations.

Changes in Accounting Policies including Initial Adoption

The Company's significant accounting policies under IFRS are contained in the Annual Financial Statements (refer to Note 2 to the Annual Financial Statements). Certain of these policies involve critical accounting estimates as they require management to make particularly subjective or complex judgments, estimates and assumptions about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

The following new accounting standards applied or adopted during the three months ended March 31, 2021, had impact on the Interim Financial Statements:

IFRS 3, "Business Combinations":

In October 2018, the IASB issued an amendment to the definition of a "business" in IFRS 3, "Business Combinations" ("the Amendment"). The Amendment is intended to assist entities in determining whether a transaction should be accounted for as a business combination or as an acquisition of an asset.

The Amendment consists of the following:

1. Clarification that to meet the definition of a business, an integrated set of activities and assets must include, as a minimum, an input and a substantive process that together significantly contribute to the ability to create output.

2. Removal of the reference to the assessment whether market participants are capable of acquiring the business and continuing to operate it and produce outputs by integrating the business with their own inputs and processes.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

3. Introduction of additional guidance and examples to assist entities in assessing whether the acquired processes are substantive.

4. Narrowing the definitions of "outputs" and "business" by focusing on goods and services provided to customers.

5. Introducing an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The Amendment is to be applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, with earlier application permitted. The Amendment is not expected to have a material impact on the Company in the current or future reporting periods.

Amendment to IAS 1, "Presentation of Financial Statements":

In January 2020, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" ("the Amendment") regarding the criteria for determining the classification of liabilities as current or non-current.

The Amendment includes the following clarifications:

  What is meant by a right to defer settlement;
  That a right to defer must exist at the end of the reporting period;
  That classification is unaffected by the likelihood that an entity will exercise its deferral right.
  That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The Amendment is effective for annual periods beginning on or after January 1, 2023 and must be applied retrospectively.

The Company is evaluating the possible impact of the Amendment on its current loan agreements.

Financial Instruments

The Group has exposure to the following risks from its use of financial instruments:

Share price risk

The Group's investments in unlisted shares are sensitive to the market price risk arising from uncertainties about the future value of these investments. The Group manages the price risk through diversification and by placing limits on individual and total investment in shares.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

The Company's board of directors reviews and approves all decisions related to investments in shares.

At the reporting date, the Group's exposure to investments in unlisted shares measured at fair value was $2,564.

Credit risk

The maximum credit exposure at March 31, 2021, is the carrying amount of cash and cash equivalents, accounts receivable and other current assets. The Group does not have significant credit risk with respect to customers. All cash and cash equivalents are placed with major Israeli financial institutions.

Liquidity risk

As at March 31, 2021, the Group's financial liabilities with liquidity risk consist of trade payables and other accounts payable, which have contractual maturity dates within one year, and lease liabilities. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group's working capital position as at March 31, 2021, management considers liquidity risk to be low. The table below summarizes the maturity profile of the Group's lease liabilities based on contractual undiscounted payments (including interest payments):

March 31, 2021:

	Less than one year	1 to 5 years	6 to 10 years	>10 years
Lease liabilities	$ 2,030	$ 9,368	$ 11,983	$ 4,432

March 31, 2020:

	Less than one year	1 to 5 years	6 to 10 years	>10 years
Lease liabilities	$ 232	$ 547	$ 515	$ -

The maturity profile of the Company's other financial liabilities with liquidity risk (trade payables, other account payable and accrued expenses) as of March 31, 2021 and 2020, are less than one year.

Currency rate risk

As at March 31, 2021, a portion of the Group's financial assets and liabilities held in Euros, Canadian dollars and US dollars consist of cash and cash equivalents. The Group's objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties as applicable. The Group does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows, as management has determined that this risk is not significant at this point of time.

IM Cannabis Corp.

Management's Discussion and Analysis (Canadian dollars, in thousands)

Procedures and Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable IFRS. Internal control over financial reporting should include those policies and procedures that establish the following:

• maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

• reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

• receipts and expenditures are only being made in accordance with authorizations of management or the board of directors; and

• reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial instruments.

The Company's management, with the participation of the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), assessed the effectiveness of the Company's internal controls over financial reporting and concluded that as at March 31, 2021, the Company's internal control over financial reporting was effective and yet constantly seek to improve it.

During the three months ended March 31, 2021, the Company did not make any significant changes to its internal controls over financial reporting that would have materially affected, or reasonably likely to materially affect, its internal controls over financial reporting.

Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company's management, including the CEO and CFO, believe that due to inherent limitations, any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost- effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating controls and procedures.

Additional Information

Additional information relating to the Company, including the Company's AIF, is available on SEDAR at www.sedar.com.

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